Exhibit 99.2

NEBIUS GROUP N.V.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars (“$”), except share and per share data)

		As of
		December 31,	September 30,
	Notes	2025	2026
ASSETS
Cash and cash equivalents	4	3,678.1	7,425.6
Accounts receivable, less allowance for doubtful accounts of $4.0 and $6.3, respectively	4	720.3	4,039.9
Prepaid expenses		34.8	152.0
VAT reclaimable		131.4	162.4
Other current assets	4	146.8	1,380.5
Total current assets		4,711.4	13,160.4
Property and equipment, net	7	5,553.3	19,341.9
Intangible assets, net	9	19.7	81.9
Goodwill	3, 9	—	605.7
Operating lease right-of-use assets	8	918.8	2,134.3
Equity method investments	5	11.1	—
Investments in non-marketable equity securities	5	836.6	1,603.9
Deferred tax assets		11.8	39.5
Other non-current assets	4	367.9	1,776.5
Total non-current assets		7,719.2	25,583.7
TOTAL ASSETS		12,430.6	38,744.1
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	4	1,210.1	779.0
Debt, current	12	24.5	187.5
Income and non-income taxes payable		17.7	68.4
Deferred revenue, current	4	275.5	1,445.5
Total current liabilities		1,527.8	2,480.4
Operating lease liabilities, non-current	8	760.5	1,768.8
Debt, non-current	12	4,103.2	14,003.3
Deferred revenue, non-current		1,302.0	7,963.7
Other accrued liabilities		143.1	228.7
Total non-current liabilities		6,308.8	23,964.5
Total liabilities		7,836.6	26,444.9
Commitments and contingencies	11
Shareholders’ equity:
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 35,698,674, and Class C: 35,698,674); shares issued (Class A: 288,489,061 and 288,735,891, respectively, Class B: 33,551,883 and 33,305,053, respectively, and Class C: 2,146,791 and 150,000, respectively); shares outstanding (Class A: 219,465,088 and 259,597,352, respectively, Class B: 33,551,883 and 33,305,053, respectively, and Class C: nil)	14	8.4	8.4
Treasury shares at cost (Class A: 69,023,973 and 29,138,539, respectively)		(1,075.7)	(454.1)
Additional paid-in capital		2,360.9	9,056.6
Accumulated other comprehensive loss		(0.1)	(6.5)
Retained earnings		3,300.5	3,693.8
Total equity attributable to Nebius Group N.V.		4,594.0	12,298.2
Noncontrolling interests		—	1.0
Total shareholders' equity		4,594.0	12,299.2
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		12,430.6	38,744.1

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of U.S. dollars (“$”), except share and per share data)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2025	2026	2025	2026
Revenues		146.1	980.8	302.1	1,962.1
Operating costs and expenses:
Cost of revenues(1)		42.9	219.7	97.7	457.1
Product development(1)		44.9	118.6	124.2	377.0
Sales, general and administrative(1)		89.5	237.4	218.6	555.1
Depreciation and amortization		99.0	354.7	223.3	826.4
Total operating costs and expenses		276.3	930.4	663.8	2,215.6
Income / (loss) from operations		(130.2)	50.4	(361.7)	(253.5)
Interest income	4	6.2	30.2	18.3	68.5
Interest expense	4, 12	(14.7)	(112.5)	(19.5)	(295.3)
Gain from revaluation of investment in equity securities	5	—	—	597.4	780.6
Income / (loss) from equity method investments	5	(7.5)	(2.8)	(13.7)	2.3
Induced conversion expense	12	—	(49.5)	—	(49.5)
Other income, net	4	26.3	21.5	59.2	122.9
Net income / (loss) before income taxes		(119.9)	(62.7)	280.0	376.0
Income tax (benefit) / expense	10	(0.3)	(25.2)	1.4	(17.3)
Net income / (loss) from continuing operations		(119.6)	(37.5)	278.6	393.3
Net income from discontinued operations	3	—	—	72.7	—
Net income / (loss)		(119.6)	(37.5)	351.3	393.3
Net income / (loss) from continuing operations per Class A and Class B share:
Basic	2	(0.50)	(0.13)	1.16	1.40
Diluted	2	(0.50)	(0.13)	1.15	1.39
Net income from discontinued operations per Class A and Class B share:
Basic	2	—	—	0.30	—
Diluted	2	—	—	0.29	—
Net income / (loss) per Class A and Class B share:
Basic	2	(0.50)	(0.13)	1.46	1.40
Diluted	2	(0.50)	(0.13)	1.44	1.39
Weighted average number of Class A and Class B shares used in per share computation:
Basic	2	241,071,190	298,010,566	239,180,717	279,042,494
Diluted	2	241,071,190	298,010,566	252,957,095	284,347,081

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	0.1	0.4	0.4	1.6
Product development	3.0	38.4	12.6	134.6
Sales, general and administrative	23.0	19.9	45.3	60.3

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In millions of U.S. dollars (“$”))

		Three months ended September 30,		Nine months ended September 30,
	Notes	2025	2026	2025	2026
Net income / (loss)		(119.6)	(37.5)	351.3	393.3
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax of nil		0.6	(1.9)	21.6	(14.7)
Reallocation adjustment, net of tax of nil		—	—	(0.8)	—
Cash flow hedge:
Net unrealized gain on cash flow hedges, net of tax of $2.3		—	8.0	—	8.0
Reclassification adjustment included in net income, net of tax of $0.1		—	0.3	—	0.3
Total comprehensive income / (loss)		(119.0)	(31.1)	372.1	386.9

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of U.S. dollars (“$”), except share and per share data)

	Three months ended September 30, 2025
	Ordinary Shares				Accumulated			Non-redeemable
	Issued and		Treasury	Additional	Other		Total equity	non-
	Outstanding		shares at	Paid-In	Comprehensive	Retained	attributable to	controlling	Total
	Shares	Amount	cost	Capital	Loss	Earnings	Nebius Group N.V.	interests	Equity
Balance as of June 30, 2025	238,705,092	9.2	(1,922.1)	2,001.4	(1.9)	3,688.9	3,775.5	—	3,775.5
Net loss	—	—	—	—	—	(119.6)	(119.6)	—	(119.6)
Other comprehensive income	—	—	—	—	0.6	—	0.6	—	0.6
Exercise of share-based awards	613,956	—	9.6	(9.6)	—	—	—	—	—
Exercise of share options	50,000	—	0.8	1.2	—	—	2.0	—	2.0
Conversion of Class B Shares	—	(0.3)	—	0.3	—	—	—	—	—
Sale of Treasury Shares	12,432,432	—	193.7	932.5	—	—	1,126.2	—	1,126.2
Other	5,742	—	0.1	(0.1)	—	—	—	—	—
Share-based compensation	—	—	—	26.1	—	—	26.1	—	26.1
Balance as of September 30, 2025	251,807,222	8.9	(1,717.9)	2,951.8	(1.3)	3,569.3	4,810.8	—	4,810.8

	Three months ended September 30, 2026
	Ordinary Shares				Accumulated			Non-redeemable
	Issued and		Treasury	Additional	Other		Total equity	non-
	Outstanding		shares at	Paid-In	Comprehensive	Retained	attributable to	controlling	Total
	Shares	Amount	cost	Capital	Loss	Earnings	Nebius Group N.V.	interests	Equity
Balance as of June 30, 2026	271,855,218	8.4	(782.1)	7,394.8	(12.9)	3,731.3	10,339.5	1.0	10,340.5
Net loss	—	—	—	—	—	(37.5)	(37.5)	—	(37.5)
Other comprehensive income	—	—	—	—	6.4	—	6.4	—	6.4
Exercise of share-based awards	602,642	—	9.4	(9.4)	—	—	—	—	—
Exercise of share options	40,621	—	0.6	1.0	—	—	1.6	—	1.6
Sale of Treasury Shares	4,633,800	—	72.2	976.3	—	—	1,048.5	—	1,048.5
Induced conversion of convertible notes (Note 12)	15,770,124	—	245.8	635.2	—	—	881.0	—	881.0
Share-based compensation	—	—	—	58.7	—	—	58.7	—	58.7
Balance as of September 30, 2026	292,902,405	8.4	(454.1)	9,056.6	(6.5)	3,693.8	12,298.2	1.0	12,299.2

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)

(In millions of U.S. dollars (“$”), except share and per share data)

	Nine months ended September 30, 2025
	Ordinary Shares				Accumulated			Non-redeemable
	Issued and		Treasury	Additional	Other		Total equity	non-
	Outstanding		shares at	Paid-In	Comprehensive	Retained	attributable to	controlling	Total
	Shares	Amount	cost	Capital	Loss	Earnings	Nebius Group N.V.	interests	Equity
Balance as of December 31, 2024	235,753,600	9.2	(1,968.1)	2,016.7	(22.1)	3,218.0	3,253.7	—	3,253.7
Net income	—	—	—	—	—	351.3	351.3	—	351.3
Other comprehensive income	—	—	—	—	20.8	—	20.8	—	20.8
Exercise of share-based awards	3,458,781	—	53.9	(53.9)	—	—	—	—	—
Exercise of share options	50,000	—	0.8	1.2	—	—	2.0	—	2.0
Conversion of Class B Shares	—	(0.3)	—	0.3	—	—	—	—	—
Sale of Treasury Shares	12,432,432	—	193.7	932.5	—	—	1,126.2	—	1,126.2
Other	112,409	—	1.8	(1.8)	—	—	—	—	—
Share-based compensation	—	—	—	56.8	—	—	56.8	—	56.8
Balance as of September 30, 2025	251,807,222	8.9	(1,717.9)	2,951.8	(1.3)	3,569.3	4,810.8	—	4,810.8

	Nine months ended September 30, 2026
	Ordinary Shares				Accumulated			Non-redeemable
	Issued and		Treasury	Additional	Other		Total equity	non-
	Outstanding		shares at	Paid-In	Comprehensive	Retained	attributable to	controlling	Total
	Shares	Amount	cost	Capital	Loss	Earnings	Nebius Group N.V.	interests	Equity
Balance as of December 31, 2025	253,016,971	8.4	(1,075.7)	2,360.9	(0.1)	3,300.5	4,594.0	—	4,594.0
Net income	—	—	—	—	—	393.3	393.3	—	393.3
Other comprehensive loss	—	—	—	—	(6.4)	—	(6.4)	—	(6.4)
Exercise of share-based awards	2,251,137	—	35.1	(35.1)	—	—	—	—	—
Exercise of share options	689,594	—	10.7	46.0	—	—	56.7	1.0	57.7
Sale of Treasury Shares	17,363,293	—	270.6	3,589.0	—	—	3,859.6	—	3,859.6
Shares transferred as part of consideration for business combination (Note 3)	3,811,286	—	59.4	239.3	—	—	298.7	—	298.7
Induced conversion of convertible notes (Note 12)	15,770,124	—	245.8	635.2	—	—	881.0	—	881.0
Issuance of pre-funded warrants (Note 14)	—	—	—	2,000.0	—	—	2,000.0	—	2,000.0
Acquisition-related equity awards (Note 3)	—	—	—	24.8	—	—	24.8	—	24.8
Share-based compensation	—	—	—	196.5	—	—	196.5	—	196.5
Balance as of September 30, 2026	292,902,405	8.4	(454.1)	9,056.6	(6.5)	3,693.8	12,298.2	1.0	12,299.2

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of U.S. dollars (“$”))

		Nine months ended September 30,
	Notes	2025	2026
CASH FLOWS PROVIDED BY/(USED IN) OPERATING ACTIVITIES:
Net income from continuing operations		278.6	393.3
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Depreciation of property and equipment	7	219.4	807.3
Amortization of intangible assets	9	3.9	19.1
Operating lease right-of-use assets amortization and lease liability accretion		29.3	130.0
Amortization of debt discount (accretion) and issuance costs, net of interest expense capitalized	12	8.8	34.5
Share-based compensation expense	13	58.3	196.5
Deferred income tax benefit		(0.6)	(32.3)
Foreign exchange (gains) / losses	4	(25.0)	3.2
Gain from revaluation of investment in equity securities	5	(597.4)	(780.6)
(Income) / loss from equity method investments		13.7	(2.3)
Provision for expected credit losses	4	1.8	15.0
Induced conversion expense	12	—	49.5
Other		0.9	13.3
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable		(81.8)	(3,333.9)
Prepaid expenses		(5.9)	(119.0)
Accounts payable, accrued and other liabilities and non-income taxes payable		(54.4)	(116.4)
Deferred revenue		(0.7)	7,829.0
Other assets		(172.3)	(842.3)
VAT reclaimable		(109.0)	(32.8)
Net cash provided by / (used in) operating activities – continuing operations		(432.4)	4,231.1
Net cash used in operating activities – discontinued operations		(17.1)	—
Net cash provided by / (used in) operating activities		(449.5)	4,231.1
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(2,010.0)	(15,430.7)
Advances under notes receivable		—	(348.6)
Proceeds from sale of property and equipment		—	5.2
Proceeds from maturity of term deposits		—	75.0
Investment in Toloka, net of cash of discontinued operations sold		(42.7)	—
Acquisitions of businesses, net of cash acquired		—	(251.6)
Investments in non-marketable equity securities		(50.0)	—
Other investing activities		4.5	26.7
Net cash used in investing activities – continuing operations		(2,098.2)	(15,924.0)
Net cash used in investing activities – discontinued operations		(0.1)	—
Net cash used in investing activities		(2,098.3)	(15,924.0)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from issuance of convertible notes	12	4,162.5	10,087.5
Convertible notes issuance costs	12	(89.3)	(115.7)
Proceeds from sale of treasury shares		1,150.0	3,908.5
Treasury shares issuance costs		(23.8)	(48.8)
Proceeds from issuance of pre-funded warrants		—	2,000.0
Withholding tax paid		(181.5)	—
Proceeds from exercise of share options		2.0	57.2
Proceeds from long-term debt		—	773.3
Long-term debt issuance costs and lender fees		—	(20.5)
Repayments of long-term debt		(0.8)	(21.5)
Other financing activities		—	(2.0)
Net cash provided by financing activities – continuing operations		5,019.1	16,618.0
Net cash provided by financing activities		5,019.1	16,618.0
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		2.0	(5.6)
Net change in cash and cash equivalents, and restricted cash and cash equivalents		2,473.3	4,919.5
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		2,450.3	3,721.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		4,923.6	8,641.1
Cash and cash equivalents, and restricted cash and cash equivalents of continuing operations, end of period		4,923.6	8,641.1

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of U.S. dollars (“$”))

		Nine months ended September 30,
	Notes	2025	2026
RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		2,449.6	3,678.1
Restricted cash and cash equivalents, beginning of period		0.7	43.5
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		2,450.3	3,721.6
Cash and cash equivalents, end of period		4,794.8	7,425.6
Restricted cash and cash equivalents, end of period		128.8	1,215.5
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		4,923.6	8,641.1
Cash and cash equivalents, end of period – continuing operations		4,794.8	7,425.6
Restricted cash and cash equivalents, end of period – continuing operations		128.8	1,215.5
Cash and cash equivalents, and restricted cash and cash equivalents, end of period – continuing operations		4,923.6	8,641.1
Non-cash operating activities:
Interest accretion in relation to significant financing component under customer contracts		4.5	121.1
Right-of-use assets obtained in exchange for operating lease obligations		481.8	1,332.6
Non-cash investing and financing activities:
Acquired property and equipment and intangible assets not yet paid for		523.6	383.6
Fair value of ordinary shares issued as consideration for Eigen AI acquisition		—	298.7

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions of U.S. dollars (“$”), except share and per share data)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Nebius Group N.V., the parent company (the “Company”), together with its consolidated subsidiaries (collectively “Nebius Group” or the “Group”), is a technology company whose core business is the operation of a global artificial intelligence (“AI”) cloud platform (the “Nebius AI” business). The Group builds and operates full-stack infrastructure to serve the AI industry, spanning data centers, large-scale GPU clusters and servers designed in-house, an AI-optimized cloud platform, and software, tools and managed services that support AI model training and inference at scale.

The Group’s data center footprint spans Europe, the United States and the Middle East, and comprises its owned data center in Finland, leased and co-located facilities, and greenfield data centers under development. The Group’s customers range from enterprises, software vendors and AI-native technology companies to research organizations and individual developers, and the Group has also entered into long-term committed capacity contracts with large-scale technology companies. During the nine months ended September 30, 2026, the Group completed several acquisitions, including AlphaAI Technologies, Inc., doing business as Tavily (“Tavily”), ClarifAI, Inc. (“ClarifAI”) and MagicByte AI, Inc., doing business as Eigen AI Labs (“Eigen AI”), to expand the technology capabilities and engineering talent supporting its AI cloud platform (Note 3).

In addition to its core AI cloud business, the Group operates businesses in autonomous driving technologies (Avride) and education technology (“edtech”) (TripleTen), and holds minority equity stakes in ClickHouse, Inc. and non controlling equity stakes in Toloka, businesses that were developed within and subsequently spun out of the Group.

Nebius Group N.V. was incorporated under the laws of the Netherlands in June 2004, is headquartered in Amsterdam, the Netherlands, and is the holding company of a number of subsidiaries globally.

Basis of Presentation and Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. As such, the information included in these unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2026 should be read in conjunction with the consolidated financial statements and the notes thereto included in the Annual Report on Form 20-F for the year ended December 31, 2025. Unaudited condensed consolidated financial statements were prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary for a fair statement of its financial position as of September 30, 2026, and its results of operations, comprehensive income/(loss), cash flows and changes in equity for the periods presented. The unaudited condensed consolidated balance sheet as of December 31, 2025, was derived from the audited consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2025.

The results for the three and nine months ended September 30, 2026 are not necessarily indicative of the operating results expected for the year ending December 31, 2026 or any other future period. The potential risks and uncertainties that could affect future results include, among others, the Group’s need to expend capital to accommodate the growth of the business; competitive pressures; technological developments; geopolitical and macroeconomic developments affecting the Group’s business, operations or governance; and changes in the political, legal and/or regulatory environment in addition to other risks and uncertainties included under “Risk Factors” in the Group’s Annual Report on Form 20-F for the year ended December 31, 2025.

There have been no material changes in the Group’s significant accounting policies and estimates as compared to those described in the Group’s Annual Report on Form 20-F for the year ended December 31, 2025, except for the update to the estimated useful lives of servers and network equipment, as described below, the adoption of ASU 2024-04, “Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments”, effective January 1, 2026, which was applied to the exchange of convertible notes described in Note 12, and the addition of the accounting policies for variable interest entities, notes receivable, and derivative financial instruments and hedging.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from these estimates.

In January 2026, the Company completed an assessment of the useful lives of servers and network equipment based on updated information and usage patterns obtained and concluded that the estimated useful lives of such assets should be extended from four to five years. Management applied this change in accounting estimate prospectively beginning January 1, 2026. Based on the servers and network equipment placed in service as of December 31, 2025, the financial impact of this change in estimate for the nine months ended September 30, 2026 included a reduction in depreciation expense of $129.2 and an increase in net income and net income from continuing operations of $113.6. The financial impact of this change in estimate for the three months ended September 30, 2026 included a reduction in depreciation expense of $43.1 and a decrease in net loss and net loss from continuing operations of $37.9.

Revenue from Strategic Partnerships

From time to time the Group enters into strategic partnership agreements under which the Group earns revenues, which is recognized at a point in time, when the Group’s entitlement to the transaction price is established in accordance with the customer contract.

Variable Interest Entities

The Group evaluates its arrangements with other entities to determine whether an entity in which it holds a variable interest is a variable interest entity (“VIE”). Determining whether the Group is the primary beneficiary of a VIE requires significant judgment. The Group consolidates a VIE when it is the primary beneficiary. The primary beneficiary of a VIE is the party that has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and (2) the obligation to absorb losses of the VIE, or the right to receive benefits from the VIE, that could potentially be significant to the VIE. The Group reassesses whether it is the primary beneficiary of a VIE at each reporting date and upon reconsideration events. If the Group is not the primary beneficiary of a VIE in which it holds a variable interest, it does not consolidate the VIE. Entities that are not VIEs are evaluated under the voting interest model.

Notes Receivable

Notes receivable are carried at amortized cost. Interest income is recognized using the effective interest method over the contractual term of the underlying notes. The Group evaluates its notes receivable for expected credit losses in accordance with ASC 326 and records an allowance, when necessary, for estimated lifetime credit losses. In estimating expected credit losses, the Group considers relevant information affecting collectability, including contractual terms, counterparty-specific factors, and current and reasonably supportable forecasts.

Derivative Financial Instruments and Hedging

The Group uses derivative financial instruments to manage its exposure to interest rate fluctuations on its variable-rate borrowings. These instruments consist of interest rate swaps designated as cash flow hedges. All derivative instruments are recognized on the unaudited condensed consolidated balance sheets at fair value in accordance with ASC 815, Derivatives and Hedging. The Group does not enter into derivative instruments for trading or speculative purposes.

Interest rate swap assets and liabilities are classified as either current or non-current based on the timing of expected settlement. Cash flows associated with the interest rate swaps are classified as operating activities, the same category as the cash flows from the items being hedged.

Changes in the fair value of interest rate swaps designated and qualifying as cash flow hedges are recognized in accumulated other comprehensive income (loss) and reclassified into earnings (interest expense) in the same period in which the hedged interest payments are recognized. The Group assesses hedge effectiveness at inception, and on a quarterly basis thereafter, to ensure the hedging relationship is highly effective. The interest rate swaps are classified within Level 2 of the fair value hierarchy. Refer to Note 6—Fair Value Measurements for additional information.

Accounting Pronouncement Recently Adopted

ASU 2025-07 “Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract”

In September 2025, the FASB issued ASU 2025-07 “Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract”, which refines the scope of derivative accounting under Topic 815 and clarifies the accounting for share-based noncash consideration received from a customer in a revenue contract under Topic 606. The guidance is effective for annual periods beginning after December 15, 2026, including interim periods within those annual periods. Early adoption is permitted. The Group early adopted ASU 2025-07 effective July 1, 2026, on a prospective basis. The adoption did not have a material impact on the Group’s consolidated financial statements.

ASU 2024-04 “Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments”

ASU 2024-04 clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions and is effective for annual periods beginning after December 15, 2025, including interim periods within those annual periods. The Group adopted ASU 2024-04 on January 1, 2026, on a prospective basis. The guidance was applied to the exchange of the Notes due June 2029 and the Notes due June 2031 for Class A shares in August 2026 (Note 12). The adoption did not have an impact on the Group’s consolidated financial statements for the periods prior to the exchange.

Effect of Recently Issued Accounting Pronouncements Not Yet Effective

ASU "2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses"

In November 2024, the Financial Accounting Standards Board (“FASB”) issued ASU “2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, which requires more detailed disclosures, on an annual and interim basis, about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the consolidated statements of operations. This guidance, as further clarified through ASU 2025-01 “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)”, is effective for annual periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Therefore, for the Group, the guidance will be effective for the year ending December 31, 2027, and for interim periods beginning January 1, 2028. Early adoption is permitted. Upon adoption, the guidance can be applied either prospectively or retrospectively. The Group is currently evaluating the impact this amended guidance may have on its consolidated financial statements.

ASU 2025-06 "Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”

In September 2025, the FASB issued ASU 2025-06 “Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”, which clarifies and simplifies the capitalization guidance for internal-use software by removing references to sequential development stages and clarifying that capitalization begins when management has authorized and committed to funding the software project and it is probable the project will be completed and the software will be used as intended, considering any significant uncertainty in development activities. The guidance is effective for annual periods beginning after December 15, 2027, including interim periods within those annual periods. Therefore, for the Group, the guidance will be effective for the year ending December 31, 2028. Early adoption is permitted. Upon adoption, the guidance may be applied prospectively, retrospectively, or on a modified retrospective basis, including for in-process projects. The Group is currently evaluating the impact this amended guidance may have on its consolidated financial statements.

ASU 2025-11 "Interim Reporting (Topic 270): Narrow-Scope Improvements"

In December 2025, the FASB issued ASU 2025-11 “Interim Reporting (Topic 270): Narrow-Scope Improvements”, which clarifies interim disclosure requirements and the applicability of Topic 270. The guidance will be effective for interim periods within annual reporting periods beginning after December 15, 2027. Therefore, for the Group, the guidance will be effective for interim reporting periods beginning January 1, 2028, and will be reflected in the consolidated financial statements for the year ending December 31, 2028. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Group is currently evaluating the impact this amended guidance may have on its consolidated financial statements.

ASU 2025-10 "Accounting for Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities”

In December 2025, the FASB issued ASU 2025-10 “Accounting for Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities” to establish authoritative guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance will be effective for annual periods beginning after December 15, 2028 and for interim periods within those annual reporting periods. Therefore, for the Group, the guidance will be effective for the year ending December 31, 2029, and for interim periods beginning January 1, 2029. Early adoption is permitted. Upon adoption, the guidance can be applied using a modified prospective, modified retrospective, or retrospective approach. The Group is currently evaluating the impact this amended guidance may have on its consolidated financial statements.

No other recent accounting pronouncements were issued by FASB or the SEC that are believed by management to have a material impact on the Group’s present or future consolidated financial statements.

2.	NET INCOME / (LOSS) PER SHARE

Basic net income/(loss) per Class A and Class B ordinary share from continuing and discontinued operations for the three and nine months ended September 30, 2025 and 2026 is computed on the basis of the weighted average number of ordinary shares outstanding during the period using the two-class method, including vested restricted share units, remaining shares to be delivered as part of the restructuring of the Company's convertible notes in June 2022, and Class A ordinary shares issuable upon exercise of the pre-funded warrants issued to NVIDIA. As no conditions must be met before the underlying shares are issued and the shares are issuable for little cash consideration, the warrant shares are included in the computation of basic net income/(loss) per share from their issue date. Unvested shares issued in June 2026 as part of the consideration for the Eigen AI acquisition carry a non-forfeitable right to dividends and are treated as participating securities. Undistributed earnings are allocated to these shares in computing basic and diluted net income per share, and the 2,743,655 unvested shares are excluded from the basic and diluted weighted average number of ordinary shares outstanding. Losses are not allocated to the participating securities.

Diluted net income/(loss) per ordinary share from continuing and discontinued operations is computed using the dilutive effect of Share-Based Awards calculated under the "treasury stock" method and the dilutive effect of convertible notes under the if-converted method. The computation of diluted net income/(loss) per Class A share assumes the conversion of Class B shares, while the diluted net income/(loss) per Class B share does not assume the conversion of those shares. The net income/(loss) per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. In compliance with ASC 260-10-45-18, the Group uses net income/(loss) from continuing operations as the control number in determining whether potential ordinary shares are dilutive or anti-dilutive. For the three months ended September 30, 2026, the Group recognized a net loss from continuing operations; accordingly, all potential ordinary shares were anti-dilutive for that period and diluted net loss per share equals basic net loss per share.

The Group's convertible notes comprise the notes due 2029 and 2031 issued in June 2025, the notes due 2030 and 2032 issued in September 2025, the notes due 2031 and 2033 issued in March 2026 and the notes due 2030 and 2034 issued in August 2026, each providing for a flexible settlement feature. In accordance with ASU 2020-06, share settlement is presumed, and interest expense attributable to the notes, net of tax, is added back to the numerator when the notes are dilutive. Each series of notes is assessed separately for its dilutive effect in the order of antidilution.

The number of Share-Based Awards excluded from the computation of diluted net income/(loss) per ordinary share because their effect was anti-dilutive was 11,637,320 and 9,736,161 for the three months ended September 30, 2025 and 2026, respectively, and 6,379,270 and 35,354 for the nine months ended September 30, 2025 and 2026, respectively. The weighted average number of incremental shares under the if-converted method for the convertible notes excluded from the computation because their effect was anti-dilutive was 66,620,774 for the three months and 55,715,456 for the nine months ended September 30, 2026; no incremental shares under the convertible notes were excluded in the comparative periods of 2025.

The components of basic and diluted net (loss)/income per share from continuing and discontinued operations were as follows:

	Three months ended September 30,				Nine months ended September 30,
	2025		2026		2025		2026
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
	$	$	$	$	$	$	$	$
Net income / (loss) from continuing operations, allocated for basic	(102.1)	(17.5)	(33.3)	(4.2)	237.2	41.4	346.1	47.2
Undistributed earnings allocated to unvested participating shares	—	—	—	—	—	—	(1.4)	(0.2)
Net income / (loss) from continuing operations after allocation to unvested participating shares, allocated for basic	(102.1)	(17.5)	(33.3)	(4.2)	237.2	41.4	344.7	47.0
Reallocation of net income / (loss) from continuing operations as a result of conversion of Class B to Class A shares	(17.5)	—	(4.2)	—	41.4	—	47.0	—
Reallocation of net loss from continuing operations to Class B shares	—	(0.1)	—	—	—	(0.5)	—	(0.4)
Add-back for convertible notes, net of tax	—	—	—	—	12.3	—	3.8	—
Net income / (loss) from continuing operations, allocated for diluted	(119.6)	(17.6)	(37.5)	(4.2)	290.9	40.9	395.5	46.6
Net income from discontinued operations, allocated for basic	—	—	—	—	61.9	10.8	—	—
Reallocation of net income from discontinued operations as a result of conversion of Class B to Class A shares	—	—	—	—	10.8	—	—	—
Reallocation of net loss from discontinued operations to Class B shares	—	—	—	—	—	(0.8)	—	—
Net income from discontinued operations, allocated for diluted	—	—	—	—	72.7	10.0	—	—
Weighted average ordinary shares used in per share computation — basic, continuing operations	205,831,526	35,239,664	264,557,143	33,453,423	203,636,728	35,543,989	245,560,443	33,482,051
Effect of:
Conversion of Class B to Class A shares	35,239,664	—	33,453,423	—	35,543,989	—	33,482,051	—
Shares issued for convertible notes	—	—	—	—	9,736,878	—	3,401,353	—
Share-based awards	—	—	—	—	4,039,500	—	1,903,234	—
Weighted average ordinary shares used in per share computation — diluted, continuing operations	241,071,190	35,239,664	298,010,566	33,453,423	252,957,095	35,543,989	284,347,081	33,482,051
Net income / (loss) per share from continuing operations attributable to ordinary shareholders:
Basic	(0.50)	(0.50)	(0.13)	(0.13)	1.16	1.16	1.40	1.40
Diluted	(0.50)	(0.50)	(0.13)	(0.13)	1.15	1.15	1.39	1.39
Net income per share from discontinued operations attributable to ordinary shareholders:
Basic	—	—	—	—	0.30	0.30	—	—
Diluted	—	—	—	—	0.29	0.29	—	—
Net income / (loss) per share attributable to ordinary shareholders:
Basic	(0.50)	(0.50)	(0.13)	(0.13)	1.46	1.46	1.40	1.40
Diluted	(0.50)	(0.50)	(0.13)	(0.13)	1.44	1.44	1.39	1.39

Subsequent to the issuance of the Company’s financial statements for the three and nine months ended September 30, 2025, the Company identified a clerical error in the basic weighted-average number of Class A and Class B shares presented on the face of the unaudited condensed consolidated statements of operations, which included Class A shares only. The comparative amounts for the three and nine months ended September 30, 2025 have been corrected, increasing basic weighted-average shares by 35,239,664 (from 205,831,526 to 241,071,190) and by 35,543,989 (from 203,636,728 to 239,180,717), respectively, for the Class B shares that had been previously omitted. The correction had no effect on previously reported earnings per share, diluted weighted-average shares, net income (loss), equity or any other financial statement amount. The Company evaluated the quantitative and qualitative factors and concluded that the error was not material to the previously issued financial statements.

3.	DISPOSALS, DISCONTINUED OPERATIONS AND BUSINESS COMBINATIONS

Toloka deconsolidation and investment transaction

The components of net income from discontinued operations for the three and nine months ended September 30, 2025 are as follows:

	Three months ended September 30,	Nine months ended September 30,
	2025	2025
Net loss from discontinued operations – Toloka	—	(13.2)
Gain from disposal – Toloka	—	85.9
Total net income from discontinued operations	—	72.7

Effective May 2, 2025, Nebius Group ceased to have control over Toloka following the issuance by Toloka Group, Inc. ("Toloka Group") of additional stock to third-party investors and a restructuring of the capital stock of Toloka Group into both voting and nonvoting common and preferred shares, as a result of which Nebius's voting interest was reduced to 49%. Consequently, Toloka Group was deconsolidated from Nebius Group's financial statements. The Toloka deconsolidation represents a strategic transaction aimed at enhancing Nebius Group's focus on its Nebius AI cloud business while allowing Toloka to operate independently. The transaction qualifies as a "strategic shift" under ASC 205-20, requiring discontinued operations reporting, as Toloka constituted a significant business line for Nebius Group.

The Company reclassified the following operations to discontinued operations for the three and nine months ended September 30, 2025 in connection with the Toloka deconsolidation:

	Three months ended September 30,	Nine months ended September 30,
	2025	2025
Revenues	—	6.4
Operating costs and expenses:
Cost of revenues	—	8.4
Product development	—	3.4
Sales, general and administrative	—	7.4
Depreciation and amortization	—	0.1
Total operating costs and expenses	—	19.3
Loss from discontinued operations	—	(12.9)
Interest income	—	0.1
Other loss, net	—	(0.6)
Loss from discontinued operations before income tax expense	—	(13.4)
Income tax benefit	—	(0.2)
Net loss from discontinued operations, net of tax	—	(13.2)

Acquisition of Tavily

On February 19, 2026, the Company acquired a 100% ownership interest in Tavily. The acquisition of Tavily is expected to expand the Company’s current product offering. The aggregate purchase price consisted of: (i) cash paid at closing and subject to certain adjustments, (ii) cash consideration payable on the second anniversary of the closing (“Tavily Holdback Payment”), (iii) replacement equity awards, and (iv) a further payment of up to $67.3 settlable in cash or Class A ordinary shares of the Company at the Company’s election, contingent on the achievement of specified performance targets and the continuous employment of Tavily executives and employees (“Tavily Earnout”).

In connection with the Tavily acquisition, certain employee stock options of Tavily were replaced with Company equivalent awards with the same vesting terms as the replaced awards, the fair value of which was determined based on the acquisition date fair value. As a result, the Company issued 77,847 replacement stock options. The portion of the fair value related to pre-combination services of $2.4 was included in consideration transferred. The future unrecognized expense related to the outstanding replacement options will be recognized over the remaining requisite service period.

Of the total Tavily Holdback Payment, $11.2 is payable contingent upon employment with the Company as of the closing date and payable on the second anniversary of the closing date (“Vested Holdback Payment”). A further $19.5 is payable on the second anniversary of the closing date contingent on the continuous employment of Tavily executives and employees (“Vesting Holdback Payment”). The Company considered the nature of the Tavily Holdback Payment and determined the Vested Holdback Payment represented consideration transferred while the Vesting Holdback Payment is compensatory in nature and will be accrued as compensation expense over the service period. Compensation expense related to the Vesting Holdback Payment for the three and nine months ended September 30, 2026 was $2.4 and $5.9, respectively, which is recognized in other accrued liabilities on the consolidated balance sheet and within operating costs and expenses on the unaudited condensed consolidated statement of operations.

The Tavily Earnout is subject to the achievement of certain Annual Recurring Revenue (“ARR”) milestones measured in December 2026 and March 2027. The Tavily Earnout is contingent on future services, and accordingly represents compensation expense in the post-acquisition period. For the three and nine months ended September 30, 2026, the Company recognized $4.2 and $9.4 of compensation expense, respectively, included in other accrued liabilities on the consolidated balance sheet and within operating costs and expenses on the unaudited condensed consolidated statement of operations.

The fair value of consideration transferred consisted of the following:

September 30, 2026
Cash consideration	177.0
Vested Holdback Payment	10.0
Replacement equity awards	2.4
Total fair value of consideration transferred	189.4

The Company accounted for the Tavily acquisition using the acquisition method of accounting for business combinations. The following table summarizes the fair value of assets acquired and liabilities assumed as of the acquisition date (including any measurement period adjustments through September 30, 2026):

September 30, 2026
Cash and cash equivalents	7.1
Accounts receivable, net	0.9
Other current assets	1.6
Property and equipment, net	0.2
Operating lease right-of-use assets	0.6
Deferred tax assets	1.0
Intangible assets:
Developed technology	14.7
Customer relationships	8.3
Trademark	4.6
Goodwill	163.4
Total assets acquired	202.4
Liabilities assumed	(13.0)
Net assets acquired	189.4

The acquired intangible assets of Tavily will be amortized over their estimated useful lives. Accordingly, developed technology will be amortized over four years, customer relationships will be amortized over three years, and trademark will be amortized over five years.

The goodwill was primarily attributed to increased synergies that are expected to be achieved from the integration of Tavily and was allocated to the Nebius AI cloud segment. Goodwill is not deductible for tax purposes. The Company incurred transaction costs of $2.2 related to the acquisition, which are included in sales, general and administrative expenses on the unaudited condensed consolidated statement of operations.

Acquisition of ClarifAI

On May 12, 2026, the Company entered into a license agreement with ClarifAI, pursuant to which ClarifAI licensed to the Group ClarifAI’s inference and compute orchestration technology (the “Licensed Technology”) to strengthen the Company’s cloud platform. As part of the transaction, the Company hired the core engineering and research team from ClarifAI (the “Acquired Workforce”). The transaction closed on May 12, 2026 (“Closing Date”).

The Company determined that the transaction constitutes the acquisition of a business under ASC 805, as the acquired set includes inputs and an assembled workforce capable of applying a substantive process to that input to generate revenue. The transaction was accounted for as a business combination using the acquisition method for business combinations.

In connection with the acquisition, the Company granted 500,000 RSUs to an executive of ClarifAI who became an employee of the Company upon closing. Of the 500,000 granted RSUs, 125,000 RSUs had a nonsubstantive requisite service period, and the Company determined that these equity awards represented consideration in exchange for the acquired business. These RSUs were valued at $22.4 based on the closing market price of $179.11 per share on the Closing Date. The remaining 375,000 RSUs were subject to a substantive post-combination service requirement.

The total consideration was $97.4, consisting of $75.0 of cash paid at the closing and the fair value of the 125,000 RSUs included in consideration transferred.

The following table summarizes the preliminary fair value of assets acquired and liabilities assumed as of the Closing Date:

May 12, 2026
Licensed Technology	2.5
Goodwill	94.9
Total assets acquired	97.4
Liabilities assumed	—
Net assets acquired	97.4

The Licensed Technology will be amortized over its estimated useful life of three years.

Goodwill primarily represents expected synergies from integrating the Licensed Technology and the Acquired Workforce into the Company’s cloud platform, together with the value of the Acquired Workforce that does not qualify for separate recognition apart from goodwill. Goodwill was allocated to the Nebius AI cloud segment and is not expected to be deductible for income tax purposes.

The Company incurred transaction costs of $4.1 related to the acquisition, which are included in sales, general and administrative expenses on the unaudited condensed consolidated statement of operations.

Acquisition of Eigen AI

On June 10, 2026, the Company acquired a 100% ownership interest in Eigen AI, one of the leading players in AI model inference, compression and fine-tuning. The Company acquired Eigen AI for its talent and developed technology. The Company accounted for the Eigen AI acquisition using the acquisition method of accounting for business combinations.

The acquisition date fair value of the purchase consideration was $331.4, which was comprised of the following:

June 10, 2026
Cash paid at closing	8.4
Deferred cash consideration	24.3
Class A ordinary shares	298.7
Total fair value of consideration transferred	331.4

The Company issued approximately 1.4 million Class A ordinary shares, which were accounted for as purchase consideration. The shares were valued at $298.7 based on the closing market price of $211.68 per share on the acquisition date.

In connection with this business combination, the Company also issued to certain of Eigen AI’s employees approximately 2.4 million Class A ordinary shares of the Company in exchange for a portion of their Eigen AI stock. These shares are subject to vesting agreements pursuant to which the shares will vest over four years, subject to each of these employees’ continued employment with the Company or its affiliates. The $508.1 fair value of these shares is accounted for as post-combination share-based compensation expense over the requisite service period of four years. In addition, the Company agreed to pay certain of Eigen AI’s employees $10.5 in cash and $30.6 in deferred cash payments, which are contingent on their continued service to the Company and accounted for as compensation expense. These share-based and cash compensation amounts are recognized within product development expenses on the unaudited condensed consolidated statements of operations.

The following table summarizes the preliminary fair value of assets acquired and liabilities assumed as of the acquisition date (including any measurement period adjustments through September 30, 2026):

September 30, 2026
Cash	2.0
Accounts receivable, net	0.5
Developed technology	6.0
Goodwill	347.4
Total assets acquired	355.9
Accrued expenses and other current liabilities	(24.4)
Accounts payable	(0.1)
Net assets acquired	331.4

The developed technology will be amortized over its estimated useful life of three years.

The excess of purchase consideration over the preliminary fair values of identifiable net assets acquired was recorded as goodwill and was allocated to the Nebius AI cloud segment. The Company believes the goodwill balance associated with this business combination represents the synergies expected from expanded market opportunities when augmenting the Company’s products with the acquired talent and developed technologies of Eigen AI. Goodwill is not deductible for income tax purposes.

The Company incurred transaction costs of $13.5 related to the acquisition, which are included in sales, general and administrative expenses on the unaudited condensed consolidated statement of operations.

4.	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2025 and September 30, 2026 consisted of the following:

	December 31,	September 30,
	2025	2026
Cash	1,152.7	2,406.4
Cash equivalents:
Money market funds	1,770.9	4,159.4
Bank deposits	754.5	458.9
Other cash equivalents	—	400.9
Total cash and cash equivalents	3,678.1	7,425.6

Current expected credit losses for cash and cash equivalents were immaterial for the three and nine months ended September 30, 2025 and 2026. All of the Group’s cash is held at financial institutions that management believes to be of high credit quality.

Allowance for current expected credit losses on trade receivables

Movements in the allowance for current expected credit losses on trade receivables for the three and nine months ended September 30, 2025 and 2026 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2026	2025	2026
Balance at beginning of period	0.7	4.1	0.1	4.0
Current period provision for expected credit losses	0.8	2.2	1.4	3.9
Write-off	—	—	—	(1.6)
Balance at the end of period	1.5	6.3	1.5	6.3

Concentration of Credit Risk

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, restricted cash, notes receivable and accounts receivable. The Group’s treasury policy addresses the level of credit exposure by working with different geographically diversified banking institutions, subject to their conformity to an established minimum credit rating for banking relationships. The Company grants credit to its customers in the normal course of business, exposing it to credit risk in the event of nonrepayment by customers. The Company has not experienced any material losses in such accounts.

Significant Customers

The following customers accounted for 10% or more of the Company’s revenue for the three and nine months ended September 30, 2025 and 2026:

	Three months ended September 30,		Nine months ended September 30,
	2025	2026	2025	2026
Customer A	29%	*	31%	*
Customer B	20%	*	16%	*
Customer C	*	15%	*	20%
Customer D	*	22%	*	21%
Customer E	*	33%	*	21%
* Customer did not represent 10% or more of revenue

Customer C accounted for 83% of accounts receivable, net as of December 31, 2025. Customer D accounted for 75% and Customer E accounted for 10% of accounts receivable, net as of September 30, 2026.

Supplier Concentration

The Group's exposure to supplier concentration, measured based on gross capital expenditures incurred during the respective period, was attributable to two suppliers as of December 31, 2025 and three suppliers as of September 30, 2026.

Other Current Assets

Other current assets as of December 31, 2025 and September 30, 2026 consisted of the following:

	December 31,	September 30,
	2025	2026
Restricted cash	6.8	851.5
Receivables under non-customer arrangements	—	394.4
Notes receivable	—	50.6
Deferred expenses	8.4	19.8
Security and guarantee deposits for next 12 months	8.8	8.6
Prepaid other taxes	30.0	1.3
Term deposits, current	75.0	—
Other current assets	17.8	54.3
Total other current assets	146.8	1,380.5

Other Non-current Assets

Other non-current assets as of December 31, 2025 and September 30, 2026 consisted of the following:

	December 31,	September 30,
	2025	2026
Prepaid rent	271.3	619.7
Restricted cash	36.7	364.0
Deferred expenses	41.7	326.3
Notes receivable	—	302.4
Security and guarantee deposits over next 12 months	16.4	149.7
Other non-current assets	1.8	14.4
Total other non-current assets	367.9	1,776.5

Accounts Payable, Accrued and Other Liabilities

Accounts payable, accrued and other liabilities as of December 31, 2025 and September 30, 2026 comprised the following:

	December 31,	September 30,
	2025	2026
Trade accounts payable for property and equipment	1,057.7	383.6
Trade accounts payable for other services	24.6	146.3
Operating lease liabilities, current	84.9	112.7
Salary and other compensation to employees payable	14.2	57.4
Deferred cash consideration for acquisition of Eigen AI	—	24.3
Other liabilities	28.7	54.7
Accounts payable, accrued and other liabilities	1,210.1	779.0

Other accrued liabilities

Other accrued liabilities as of December 31, 2025 and September 30, 2026 consisted of the following:

	December 31,	September 30,
	2025	2026
Avride SAFE liability, Tranche Right liability and Milestone SAFE liability	102.7	177.1
Tavily Holdback and Earnout liability	—	25.5
Deferred tax liabilities, non-current	—	11.7
Government grant liability, non-current	23.1	8.9
Trade accounts payable for property and equipment, non-current	15.3	—
Other non-current liabilities	2.0	5.5
Total other accrued liabilities	143.1	228.7

Notes Receivable

The Group holds variable interests in a legal entity and its subsidiaries, and in a second legal entity (together, the “VIEs”) formed to construct and operate data center facilities dedicated to the Group. The Group’s variable interests consist of notes receivable under which the Group has advanced an aggregate of $348.6. The Group also leases data center capacity from the VIEs, under which it has made lease prepayments of $1,078.1 and lease deposits of $31.4 as of September 30, 2026.

As of September 30, 2026, no allowance for credit losses was recorded on the notes receivable. For the notes receivable issued to the legal entity and its subsidiaries, this is primarily due to the Group’s legally enforceable right to offset amounts due under the notes against amounts payable by the Group under leases with the same counterparty. The remaining lease obligations were sufficient to offset the outstanding notes balance as of September 30, 2026. For the note receivable issued to the second legal entity, expected credit losses were not material. Accrued interest is reflected in the carrying value presented below. The Group has concluded that the VIEs do not have sufficient equity investment at risk to finance their activities without the subordinated financial support the Group provides and are therefore variable interest entities.

The Group is not the primary beneficiary of the VIEs because it lacks the power to direct the activities that most significantly affect the VIEs' economic performance, which remain controlled by the VIEs’ governing bodies. The Group’s exposure to loss as a result of its involvement with the VIEs is limited to the carrying value of the notes receivable, lease prepayments and lease deposits made to the VIEs, as presented below, and does not reflect the collateral, guarantee or set-off rights described in this note, which could reduce any loss. The following table presents the carrying value of the Group’s assets related to its involvement with the VIEs, consisting of notes receivable from the VIEs, including accrued interest, lease prepayments and lease deposits, and the Group’s maximum exposure to loss as of September 30, 2026, by the line item in which these amounts are included in the unaudited condensed consolidated balance sheet:

	Carrying Value	Maximum Exposure to Loss
Other current assets	51.2	51.2
Other non-current assets	887.3	887.3
Property and equipment, net	369.0	369.0
Operating lease right-of-use assets	155.0	155.0
Total	1,462.4	1,462.4

On October 1, 2026, the Group executed an amended and restated secured promissory note agreement with the legal entity and its subsidiaries, under which it advanced additional $230.6 and intends to provide up to $662.2 of additional note financing to the VIEs to fund construction completion. Additional advances are at the Group’s sole discretion, and the Group is not contractually required to fund additional amounts, therefore the undrawn amount is not included in the Group’s maximum exposure to loss.

Two of the notes receivable and lease prepayments issued to the legal entity and its subsidiaries, with an aggregate carrying value of $302.4 and $823.3, respectively, are secured by a pledge of the subsidiaries’ equity interests and a mortgage on the underlying facility, and are guaranteed by the legal entity’s parent entity. Lease prepayments provided to the second legal entity in amount of $249.4 are secured by a pledge of the subsidiaries’ equity interests and are guaranteed by the legal entity’s parent entity. The remaining balances are unsecured and are not guaranteed by any party. As of September 30, 2026, the Group determined that the fair values of its notes receivable approximate the carrying values.

The Group’s primary credit quality indicator is delinquency. The Group monitors the credit quality of the notes receivable based on payment status (current or past due), the collateral and guarantee support (secured and guaranteed versus unsecured), and the sufficiency of the remaining lease obligations available to offset the notes, assessed as of September 30, 2026. All three notes were originated in 2026.

The Group presents these disclosures in the aggregate for the VIEs, as both are variable interest entities in which the Group holds a variable interest but is not the primary beneficiary, and both relate to data center construction projects undertaken for the benefit of the Group.

The Group did not hold a variable interest in any VIE as of December 31, 2025.

Deferred Revenue

The Group recognizes deferred revenue when cash is received and before performance obligations are fulfilled, including amounts that may be refundable. Deferred revenue balances primarily relate to strategic customer agreements.

As of December 31, 2025 and September 30, 2026, the balance of deferred revenue, including current and non-current portion, was $1,577.5 and $9,409.2, respectively. Revenue recognized during the nine months ended September 30, 2025, which was included in the deferred revenue balances at the beginning of period, was $11.9. Revenue recognized during the nine months ended September 30, 2026, which was included in the deferred revenue balances at the beginning of period, was $217.5.

During the three and nine months ended September 30, 2026, total deferred revenue increased by $3,434.0 and $7,831.7, respectively, primarily due to the recognition of prepayments received in advance for future services under customer agreements. Deferred revenue is expected to be recognized as revenue over the period ranging from one to five calendar years.

Remaining performance obligations

Remaining performance obligations ("RPO") represent the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied as of the end of the reporting period. RPO consists of deferred revenue and unbilled contract revenue, which includes non-cancelable contracts where the Group has not yet invoiced, maintains an obligation to perform, and has not recognized revenue in the financial statements.

As of September 30, 2026, the amount of unsatisfied RPO was $38.7 billion, of which 40% is expected to be recognized as revenue during the 24 months ending September 30, 2028, 40% between months 25 and 48, and the remainder recognized thereafter. The amounts disclosed include the Group's best estimate of variable consideration which is subject to change due to the timing and performance constraints. The amounts do not include performance obligations with an original duration of one year or less. The amounts are fully attributed to the Group’s Nebius AI cloud business.

Interest Income

The Group recognized interest income in the amounts of $6.2 and $30.2 for the three months ended September 30, 2025 and 2026, respectively, and $18.3 and $68.5 for the nine months ended September 30, 2025 and 2026, respectively. Interest income is earned from the Group’s cash and cash equivalents, represented by current accounts and other highly liquid financial instruments such as bank deposits with maturities of less than three months, and overnight deposits, and from the Group’s notes receivable.

The accrued interest receivable in the amount of $0.4 and $4.0 as of December 31, 2025 and September 30, 2026 is excluded from the amortized cost basis of financing receivables. The Group did not write off any accrued interest receivable during the three and nine months ended September 30, 2025 and 2026.

Interest Expense

The Group recognized interest expense of $14.7 and $112.5 for the three months ended September 30, 2025 and 2026, respectively, and $19.5 and $295.3 for the nine months ended September 30, 2025 and 2026, respectively.

Interest expense for the three and nine months ended September 30, 2026 comprises $53.8 and $160.3, respectively, of interest on the Group’s debt (Note 12) and $58.7 and $135.0, respectively, of interest on the advances from customers containing the significant financing component under ASC 606 and on property and equipment received in advance from suppliers under deferred payment arrangements. Interest on the Group’s debt is presented net of capitalized interest of $91.9 and $151.5, respectively, which relates to the construction of data centers and the purchase of related server and network equipment (Note 7). Interest expense for the three and nine months ended September 30, 2026 also includes $0.4 of net settlement losses on interest rate swaps designated as cash flow hedges (Note 6).

Other Income, net

The following table presents the components of other income / (loss), net in absolute terms for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
	2025	2026	2025	2026
Gain from investments in money market funds	12.0	45.9	33.9	124.6
Foreign currency exchange gain / (loss), net	14.2	(26.0)	25.0	(3.2)
Other, net	0.1	1.6	0.3	1.5
Other income, net	26.3	21.5	59.2	122.9

Income and non-income taxes payable

The income and non-income taxes payable line in the unaudited condensed consolidated balance sheets includes income taxes payable in the amount of $4.8 and $14.9 as of December 31, 2025 and September 30, 2026, respectively.

5.	INVESTMENTS IN EQUITY SECURITIES AND EQUITY METHOD INVESTMENTS

Equity method investments

The table below summarizes the movements in the carrying amount of the Group’s equity method investments for the three and nine months ended September 30, 2025 and 2026:

	Three months ended September 30,		Nine months ended September 30,
	2025	2026	2025	2026
Balance at the beginning of the period	32.3	13.8	6.4	11.1
Investments	—	—	33.6	—
Distributions received from venture capital fund		(13.8)	—	(13.8)
Change in fair value of investment	—	—	—	7.4
Share of loss in equity method investments	(10.3)	—	(17.5)	(4.5)
Share of OCI in equity method investments	(0.3)	—	(0.8)	(0.2)
Balance at the end of the period	21.7	—	21.7	—

Because the carrying value of the Group’s investment in Toloka common stock was reduced to nil, the Group’s share of Toloka’s losses of $2.8 for the three months ended September 30, 2026 was applied against its investment in Toloka preferred shares (see below) and is included in income / (loss) from equity method investments.

During the three months ended September 30, 2026, the venture capital fund in which the Group held an equity method investment was liquidated, and the Group received a final distribution of $13.8, which equaled the carrying value of the investment. No gain or loss was recognized. The distribution is presented within “Other investing activities” in the unaudited condensed consolidated statements of cash flows.

The carrying value of the Group’s equity method investments as of December 31, 2025 and September 30, 2026 were as follows:

	December 31,	September 30,
	2025	2026
Venture capital fund	6.4	—
Toloka	4.7	—
Total equity method investments	11.1	—

Toloka

Included in the carrying value of the Toloka investment is the basis difference, net of amortization, between the original cost of the investment and the Company's proportionate share of the net assets of Toloka. The carrying value of the equity method investment is primarily adjusted for the Company’s share in the losses of Toloka and amortization of basis differences.

The table below provides the composition of the basis differences:

	December 31,	September 30,
	2025	2026
Intangible assets, net	(8.3)	(7.1)
Deferred tax liabilities	1.6	1.2
Basis difference	(6.7)	(5.9)

The Company amortizes the basis difference related to the intangible assets over the estimated useful lives of the assets that gave rise to the difference using the straight-line method. The weighted-average remaining useful life of the intangible assets is approximately 4.6 years as of September 30, 2026.

Investments in non-marketable equity securities

The Group’s non-marketable equity securities are investments in privately held companies without readily determinable fair values and are summarized as follows:

	December 31,	September 30,
	2025	2026
ClickHouse	737.1	1,517.7
Investment in preferred shares of Toloka	97.0	83.7
Other	2.5	2.5
Total Investments in non-marketable equity securities	836.6	1,603.9

ClickHouse

ClickHouse Inc. (or “ClickHouse”) is an open-source database management system. The Company does not exercise significant influence over ClickHouse, as such, the investment is accounted for under the measurement alternative and is recorded at cost, less impairment, plus or minus changes resulting from observable transactions for identical or similar investment. As of December 31, 2025 and September 30, 2026, the investment was not impaired.

In January 2026, ClickHouse completed a Series D preferred stock financing (the “Series D Financing”) raising $400.0 from investors other than the Company. The Company did not participate in the Series D Financing. The Series D Financing represents an observable price change from an orderly transaction involving equity securities similar to the Company's investment and, pursuant to ASC 321, the fair value of the Company's investments in ClickHouse was remeasured as of January 16, 2026. For the three and nine months ended September 30, 2026, the Company recognized an upward adjustment of nil and $780.6, respectively, from $737.1 to $1,517.7, presented as gain from revaluation of investments in equity securities in the unaudited condensed consolidated statement of operations. The total cumulative upward adjustment equals $1,378.0.

Toloka

As disclosed in Note 3, upon the Toloka deconsolidation, the Company retained a non-controlling interest in Toloka Group in a combination of voting and nonvoting common and preferred shares. Preferred shares are not considered in-substance common stock and are accounted for under the measurement alternative of ASC 321. The initial cost basis of the Group’s holdings of Toloka Group’s preferred stock was determined based on the purchase price in the Toloka financing transaction and amounted to $97.0. The Company applies the equity method of accounting to its investment in Toloka Group and recognizes its share of Toloka Group’s losses against the carrying value of its investments based on their seniority, beginning with the most subordinated investments, and continues to recognize such losses up to the Company’s aggregate carrying value of those investments.

6.	FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1—observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3—inputs consisting of unobservable data requiring significant judgment or assumptions.

The Group's financial assets and liabilities subject to fair value measurement include (i) money market funds, presented as part of cash and cash equivalents; (ii) the Avride SAFE liability, the Tranche Right liability, and the Milestone SAFE liability, presented in Other accrued liabilities; (iii) interest rate swaps designated as cash flow hedges, presented in other current assets and other non-current assets; (iv) investments in non-marketable equity securities and equity method investments; and (v) convertible debt. The fair value of the convertible debt is disclosed for disclosure purposes only and is not carried at fair value on the unaudited condensed consolidated balance sheets. The fair value of the Group’s financial assets and liabilities as of December 31, 2025 and September 30, 2026 approximates their carrying value except for the fair value of the convertible debt (Note 12).

Investments measured at fair value on a recurring basis

Money market funds

Money market funds are measured at fair value and classified as Level 1 within the fair value hierarchy, as their valuation is based on unadjusted quoted prices in active markets for identical assets that the Company can access at the measurement date. As of December 31, 2025 and September 30, 2026, money market funds measured at fair value totaled $1,770.9 and $4,159.4, respectively.

Avride SAFE liability, Tranche Right liability and Milestone SAFE liability

In June 2026, following the achievement of the specified operational and financing milestones, Avride issued an additional SAFE to SMB Holding Corporation (“SMB”) with a purchase amount of $75.0 in exchange for cash (the “Milestone SAFE”), thereby settling the Tranche Right liability. Immediately prior to the issuance of the Milestone SAFE, the Tranche Right liability was remeasured to fair value, with the change in fair value recognized in other income, net, and the Tranche Right liability was derecognized upon settlement.

The Milestone SAFE has terms substantially identical to the SAFE issued in October 2025 and is classified as a liability in accordance with ASC 480, “Distinguishing Liabilities from Equity”, as it may require settlement through the issuance of a variable number of shares for a predominantly fixed monetary amount or, in certain circumstances, through the transfer of assets. The Milestone SAFE was initially recognized at fair value and is subsequently remeasured to fair value at each reporting date, with changes in fair value recognized in other income, net.

The fair value of the SAFE liability and the Milestone SAFE liability is estimated using a probability-weighted expected return method that incorporates significant unobservable inputs, including the expected timing of future financing or liquidity event and discount rates. Accordingly, these instruments are classified within Level 3 of the fair value hierarchy.

The following table summarizes information about the significant unobservable inputs used in the fair value measurement of the SAFE liability and the Milestone SAFE liability as of September 30, 2026:

Valuation
input
Estimated time to exit event	2.6 years
Discount rate	8.6%

For the three and nine months ended September 30, 2026, the Group recorded a gain of $1.0 and $0.6, respectively, from changes in the fair value of the SAFE liability, Tranche Right liability and the Milestone SAFE liability, which were included in other income, net in the unaudited condensed consolidated statement of operations. As of

September 30, 2026, the fair value of the SAFE liability and the Milestone SAFE liability was $101.2 and $75.9, respectively.

The following table provides a roll-forward of the aggregate fair value of the SAFE liability and Milestone SAFE liability during the nine months ended September 30, 2026:

Nine months ended September 30, 2026
Balance at the beginning of the period	102.7
Issuance of Milestone SAFE	76.0
Settlement of Tranche Right liability	(1.0)
Changes in fair value recognized in other income / (loss), net	(0.6)
Balance as at the end of the period	177.1

Interest rate swaps

In July 2026, the Group entered into certain interest rate swap agreements to manage the interest rate risk related to the $773.3 borrowings under the Term Loan Facility (as defined in Note 12) by effectively converting the floating rate to a fixed rate. The economic effect of the swap agreements is to eliminate the uncertainty of the cash flows associated with the floating-rate interest payments on the Term Loan Facility by fixing the one-month CME Term SOFR component at a weighted-average fixed annual rate of 3.9%, plus the applicable margin. The swap agreements mirror the contractual amortization profile of the Term Loan Facility, with an aggregate notional amount corresponding to the outstanding principal amount of the loan, and mature on October 15, 2030. The Group did not enter into any derivatives in prior periods covered by these financial statements.

The Group has jointly designated the swap agreements as a qualifying hedging instrument and accounts for them as a cash flow hedge pursuant to ASC 815. Accordingly, changes in the fair value of the swaps are recorded in other comprehensive income (loss) and reclassified into earnings (interest expense) when the hedged interest payments are recognized. The Group assesses hedge effectiveness at inception and on a quarterly basis thereafter to ensure the hedging relationship is highly effective. As of September 30, 2026, all interest rate swaps were deemed highly effective. Refer to Note 12 for additional information on the Term Loan Facility.

The interest rate swaps are measured at fair value on a recurring basis and are classified within Level 2 of the fair value hierarchy. Fair value is determined using an income approach based on observable market inputs, including forward SOFR rates and discount curves, and incorporates counterparty and the Group’s own nonperformance risk.

The Group has entered into master netting arrangements which allow net settlements under certain conditions. Although netting is permitted, it is currently the Group’s policy and practice to record all derivative assets and liabilities on a gross basis in the condensed consolidated balance sheets. No derivative liabilities were outstanding as of September 30, 2026.

The swap agreements contain credit-risk-related contingent features under which the counterparty may, and in certain cases is required to, terminate the swaps and settle the net termination amount if the Term Loan Facility is accelerated, the related security is enforced, or the Group fails to perform its obligations under the Term Loan Facility and related security documents. In certain cases, early termination requires the consent of the lenders. As of September 30, 2026, none of these events had occurred.

The fair values of the Group’s interest rate swaps and the line items on the unaudited condensed consolidated balance sheets to which they were recorded are summarized as follows:

	December 31,	September 30,
	2025	2026
Derivative assets, designated as cash flow hedges:
Interest rate swaps — Other current assets	—	3.0
Interest rate swaps — Other non-current assets	—	7.7
Total	—	10.7

The notional amounts of the outstanding interest rate swaps were as follows:

	December 31,	September 30,
	2025	2026
Interest rate swaps — cash flow hedges	—	751.8

The pre-tax gain (loss) associated with interest rate swaps designated as cash flow hedges was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2026	2025	2026
Gain recognized in other comprehensive income (loss)	—	10.3	—	10.3
Loss reclassified from accumulated other comprehensive loss into interest expense	—	(0.4)	—	(0.4)

As of September 30, 2026, the Group expects to reclassify approximately $3.1 of net gains out of accumulated other comprehensive loss into interest expense within the next twelve months.

Investments measured at fair value on a nonrecurring basis

Investments in non-marketable equity securities and equity method investments include investments in Toloka common and preferred shares, ClickHouse, and a venture capital fund.

Non-marketable equity securities represent the Group’s investments in privately held companies without readily determinable market values. The carrying value of these securities is adjusted to fair value based on observable transactions involving identical or similar investments of the same issuer or due to impairment. The gains recognized in gain from revaluation of investments in equity securities in the unaudited condensed consolidated statements of operations during the three and nine months ended September 30, 2025 and 2026 relate to unrealized gains on non-marketable equity securities held as of the respective reporting dates.

ClickHouse

The Group remeasured its investment in ClickHouse as of January 16, 2026, the date on which an observable price change took place, based on ClickHouse's Series D Financing.

The Company used a back-solve valuation approach to determine the fair value of its investment in ClickHouse. The fair value is based on valuation techniques appropriate for the nature of such investments and the information available about the investee's valuation and represents Level 3. The basis for the determination of the fair value of the Group's investment in ClickHouse was derived from the investee's recent sale of similar securities in its Series D Financing. The Company uses an option-pricing model to adjust the observed transaction price for the rights and preferences of the various classes of securities and allocate the value to securities owned by the Group. The model includes assumptions around the investee's expected time to liquidity and volatility, as well as application of an incremental discount for lack of marketability.

The following table summarizes information about the significant unobservable inputs used in the fair value measurement for the Group's investment in ClickHouse:

Valuation
input
Price per share in the recent financing transaction	$159.59
Equity Volatility	57.5%
Estimated time to liquidity	2 years
Discount for lack of marketability	22.5%

For additional details about the cost and remeasurement amount of the Company’s investments measured at fair value on a nonrecurring basis, see Note 5.

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net of accumulated depreciation, as of December 31, 2025 and September 30, 2026, consisted of the following:

	December 31,	September 30,
	2025	2026
Server and network equipment, gross	3,123.6	7,062.6
Land, land rights and buildings, gross	381.4	595.2
Infrastructure systems, gross	199.1	358.9
Other equipment, gross	68.8	245.5
Assets not yet in use	2,417.4	12,500.4
Total	6,190.3	20,762.6
Less: accumulated depreciation	(637.0)	(1,420.7)
Total property and equipment, net	5,553.3	19,341.9

Assets not yet in use primarily represent server and network equipment, infrastructure systems, equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation.

Depreciation expenses related to property and equipment amounted to $98.3 and $344.7 for the three months ended September 30, 2025 and 2026, respectively, and $219.4 and $807.3 for the nine months ended September 30, 2025 and 2026, respectively.

No impairment of property and equipment was identified or recorded during the three and nine months ended September 30, 2025 and 2026.

8.	LEASES

The Group leases co-location space at data center facilities and, to a lesser extent, corporate offices and land, all of which are operating leases. The Group's leases for co-location space and corporate offices have remaining lease terms of 1 to 10 years, while land leases have remaining lease terms of up to 60 years. Some leases include options to terminate within 1 year. Certain lease contracts include extension options, however, these options were not included in the initial measurement of the lease term or lease liability because the Group is not reasonably certain to exercise them.

The components of lease cost were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2026	2025	2026
Operating lease cost	19.6	87.5	41.3	187.2
Short-term lease cost	0.6	1.2	1.2	2.5
Total lease cost	20.2	88.7	42.5	189.7

Supplemental balance sheet information related to the Group’s operating leases was as follows:

	December 31,	September 30,
	2025	2026
Operating leases
Operating lease right-of-use assets	918.8	2,134.3
Operating lease liabilities – current (Note 4)	84.9	112.7
Operating lease liabilities – non-current	760.5	1,768.8
Total operating lease liabilities	845.4	1,881.5

Maturities of lease liabilities as of September 30, 2026 were as follows:

Operating lease liabilities
Year ended December 31,
Remainder of 2026	42.5
2027	255.5
2028	270.4
2029	278.6
2030	278.8
Thereafter	1,404.7
Total lease payments	2,530.5
Less imputed interest	(649.0)
Total	1,881.5

Information about weighted-average remaining lease term and weighted-average discount rate is presented below:

	Weighted average remaining		Weighted average discount
	lease term, years		rate, %
	December 31, 2025	September 30, 2026	December 31, 2025	September 30, 2026
Operating leases	8.6	8.7	6.3%	6.4%

As of September 30, 2026, the Company had executed additional lease agreements, primarily for data center facilities, as well as equipment, that had not yet commenced. The aggregate estimated future undiscounted lease payments associated with these agreements amounted to $13,862.3, and the Company had made prepayments of $619.7 as of September 30, 2026. These leases are expected to commence between 2026 and 2029, with estimated lease terms of up to twelve years.

The remaining future undiscounted lease payments as of September 30, 2026 totaled $13,242.6, comprising $572.7 expected to be paid within the next 12 months and $12,669.9 thereafter. The timing of these payments depends on the contractual payment schedules and, where applicable, the completion and commencement dates of the underlying facilities.

9.	GOODWILL AND INTANGIBLE ASSETS, NET

The changes in the carrying amount of goodwill were as follows:

Nine months ended September 30, 2026
Balance as of January 1, 2026	—
Tavily acquisition (Note 3)	163.4
ClarifAI acquisition (Note 3)	94.9
Eigen AI acquisition (Note 3)	347.4
Balance as of September 30, 2026	605.7

No impairment of goodwill was identified or recorded during the three and nine months ended September 30, 2026.

Intangible assets, net of amortization, as of December 31, 2025 and September 30, 2026 consisted of the following:

	December 31, 2025			September 30, 2026
	Carrying amount	Less: accumulated amortization	Net carrying amount	Carrying amount	Less: accumulated amortization	Net carrying amount	Weighted-average remaining useful life (years)
Technologies and licenses	29.7	(10.6)	19.1	65.1	(24.0)	41.1	2.1
Acquired software	—	—	—	23.2	(2.8)	20.4	3.1
Acquired customer relationships	—	—	—	8.3	(1.8)	6.5	2.3
Acquired trade/domain names and other	—	—	—	4.6	(0.6)	4.0	4.3
Assets not yet in use	0.6	—	0.6	9.9	—	9.9	—
Total intangible assets	30.3	(10.6)	19.7	111.1	(29.2)	81.9	2.5

Amortization expense of intangible assets amounted to $0.7 and $10.0 for the three months ended September 30, 2025 and 2026, respectively, and $3.9 and $19.1 for the nine months ended September 30, 2025 and 2026, respectively.

No impairment of intangible assets was identified or recorded during the three and nine months ended September 30, 2025 and 2026.

Estimated amortization expense over the remaining useful life for intangible assets subject to amortization as of September 30, 2026 was as follows:

Estimated amortization expenses
Remainder of 2026	8.6
2027	32.1
2028	19.6
2029	9.1
2030	2.0
Thereafter	0.6
Total	72.0
10.

10.	INCOME TAX

Income taxes are computed in accordance with Dutch, US and other national tax laws. Nebius Group N.V. is incorporated in the Netherlands, and its taxable profits are subject to income tax at the rate of 25.8% for the three and nine months ended September 30, 2025 and 2026.

The Company recorded income tax benefit of $0.3 and $25.2 for the three months ended September 30, 2025 and 2026, respectively, and income tax expense of $1.4 and income tax benefit of $17.3 for the nine months ended September 30, 2025 and 2026, respectively.

The Group’s effective tax rate for the nine months ended September 30, 2026 was lower than the Dutch statutory income tax rate of 25.8%, primarily due to the tax-exempt gain from the revaluation of its investment in ClickHouse. This favorable effect was partially offset by a net increase in valuation allowances against deferred tax assets and by non-deductible share-based compensation.

The change in income tax for the three and nine months ended September 30, 2026 compared with the corresponding periods in 2025 was primarily attributable to the release of a valuation allowance against deferred tax assets of Nebius, Inc. The release followed management’s reassessment of the realizability of those deferred tax assets after the subsidiary entered into binding multi-year customer contracts. Based on all available evidence, both positive and negative, management concluded that it is more likely than not that the US subsidiary’s deferred tax assets will be realized.

In addition, significant management judgment is required in determining whether deferred tax assets will be realized. A valuation allowance is recognized to reduce deferred tax assets to amounts that are more likely than not to ultimately be utilized based on the Company’s ability to generate sufficient future taxable income. Establishing or reducing a tax valuation allowance requires the Company to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning strategies. If actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes in the valuation allowance could materially impact the Company’s consolidated financial statements.

11.	COMMITMENTS AND CONTINGENCIES

Contractual Obligations and Commitments

The Group has contractual obligations arising from contracts with remaining terms greater than one year, primarily consisting of energy and power supply agreements, related to the co-location arrangements and the development of greenfield data center facilities. As of September 30, 2026, expected future fixed or minimum guaranteed commitments under these agreements amounted to $27.2 in 2026, $287.1 in 2027, $287.4 in 2028, $285.7 in 2029, $280.3 in 2030, and $1,563.8 thereafter.

Legal Proceedings

In the ordinary course of business, the Group is a party to various legal proceedings and subject to claims, certain of which relate to the disputes in contractual arrangements and certain of which relate to the development and operation of the Group’s data centers. The Group intends to vigorously defend these matters. Although the outcome of litigation is inherently uncertain and an adverse outcome in one or more of these matters could affect the Group’s results of operations or cash flows in a particular period, the Group does not currently expect their resolution to have a material adverse effect on its financial condition or liquidity.

As of September 30, 2026, the Group had recorded liabilities of $1.6 ($3.3 as of December 31, 2025) in accounts payable and accrued liabilities for legal matters that were probable and reasonably estimable. For other claims arising in the normal course of business, the Group has not recognized a liability as management does not believe that a loss is probable.

The Group’s subsidiaries are also defendants in, or have received notice of, proceedings and claims in the United States relating to the zoning, permitting and environmental compliance of data center sites that the Group develops or uses, seeking declaratory and injunctive relief and, in certain cases, unquantified damages. The Group believes it has meritorious defenses. Management has determined that a loss is reasonably possible in respect of these matters but, given their early stage, is unable to estimate the possible loss or range of loss, if any.

Tax Contingencies

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Group believes it has provided adequately for all tax liabilities based on its understanding of the applicable tax legislation, the relevant tax authorities may take different positions. As of September 30, 2026, the Group accrued $5.8 ($2.0 as of December 31, 2025) for contingencies related to non-income taxes, as a component of other non-current accrued liabilities in the consolidated balance sheets.

Additionally, the Group has identified possible contingencies related to non-income taxes, which are not accrued. Such contingencies could materialize and require the Group to pay additional amounts of tax. As of September 30, 2026, the Group estimated the contingencies related to non-income taxes, including penalties and interest, at approximately $4.8 ($2.4 as of December 31, 2025).

12.	DEBT

The Group’s debt obligations consist of senior unsecured convertible notes issued in 2025 and 2026 (the “convertible notes”) and a senior secured term loan facility (the “Term Loan Facility”), which are described below.

The carrying amount of the debt obligations as of December 31, 2025 was as follows:

	Maturities	Stated interest rate	Effective interest rate	Principal amount outstanding	Unamortized debt discount (accretion)	Unamortized issuance costs	Carrying amount
Notes due June 2029	June 2029	2.00%	7.06%	587.5	(85.1)	(10.8)	491.6
Notes due June 2031	June 2031	3.00%	6.87%	612.5	(112.2)	(11.4)	488.9
Notes due September 2030	September 2030	1.00%	4.15%	1,818.4	(224.4)	(30.2)	1,563.8
Notes due September 2032	September 2032	2.75%	4.88%	1,818.4	(228.7)	(30.8)	1,558.9
Total debt, non-current				4,836.8	(650.4)	(83.2)	4,103.2

The carrying amount of the debt obligations as of September 30, 2026 was as follows:

	Maturities	Stated interest rate	Effective interest rate	Principal amount outstanding	Unamortized debt discount (accretion)	Unamortized issuance costs	Carrying amount
Notes due June 2029	June 2029	2.00%	7.06%	105.0	(12.2)	(1.6)	91.2
Notes due June 2031	June 2031	3.00%	6.87%	109.4	(17.8)	(1.8)	89.8
Notes due September 2030	September 2030	1.00%	4.15%	1,818.4	(191.7)	(25.8)	1,600.9
Notes due September 2032	September 2032	2.75%	4.88%	1,818.4	(206.8)	(27.9)	1,583.7
Notes due March 2031	March 2031	1.25%	4.98%	3,105.0	(467.9)	(23.6)	2,613.5
Notes due March 2033	March 2033	2.63%	5.20%	2,100.0	(327.4)	(16.5)	1,756.1
Notes due February 2030	February 2030	0.50%	3.57%	3,795.0	(335.4)	(42.2)	3,417.4
Notes due February 2034	February 2034	4.50%	7.16%	2,875.0	(569.3)	(28.6)	2,277.1
Term Loan Facility	October 2030	SOFR+2.5%	7.60%	751.8	(15.2)	(3.5)	733.1
Total debt				16,478.0	(2,143.7)	(171.5)	14,162.8
Less: Debt, current							(159.5)
Total debt, non-current				16,478.0	(2,143.7)	(171.5)	14,003.3

As of September 30, 2026, accrued coupon interest on the convertible notes and loan facility amounted to $22.6.

The total interest related to the Group’s debt obligations for the three and nine months ended September 30, 2025 and 2026 was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2026	2025	2026
Contractual interest expense	8.9	61.8	10.8	125.8
Amortization of debt discount (accretion) and issuance costs	14.6	83.9	17.6	186.0
Less: interest expense capitalized	(8.8)	(91.9)	(8.8)	(151.5)
Total	14.7	53.8	19.6	160.3

The Group’s debt is carried at amortized cost, with a carrying amount of $14,162.8 as of September 30, 2026. The Group has not elected the fair value option and measures the fair value of its debt for disclosure purposes only. The fair value of the Group’s debt, classified as Level 3 within the fair value hierarchy, as of September 30, 2026 was as follows:

September 30,
2026
2.00% Convertible Senior Notes due June 2029	402.0
3.00% Convertible Senior Notes due June 2031	403.7
1.00% Convertible Senior Notes due September 2030	2,886.9
2.75% Convertible Senior Notes due September 2032	2,934.8
1.25% Convertible Senior Notes due March 2031	3,835.7
2.63% Convertible Senior Notes due March 2033	2,702.4
0.50% Convertible Senior Notes due February 2030	3,453.8
4.50% Convertible Senior Notes due February 2034	2,503.5
Total fair value of convertible notes	19,122.8

As of September 30, 2026, the Group determined that the fair value of the Term Loan Facility approximates its carrying value.

Convertible Notes

Convertible notes issued in August 2026

On August 24, 2026, the Group completed an offering, pursuant to Rule 144A under the Securities Act of 1933, as amended, of $5.75 billion aggregate original principal amount of senior unsecured convertible notes (the “August

2026 Notes”) to qualified institutional buyers, which are convertible in accordance with their terms. The August 2026 Notes were issued in two series:

●$3.45 billion 0.50% Convertible Senior Notes due 2030 (the “Notes due February 2030”), and
●$2.30 billion 4.50% Convertible Senior Notes due 2034 (the “Notes due February 2034”).

The initial purchasers exercised in full their options to purchase an additional $450.0 aggregate original principal amount of the Notes due February 2030 and an additional $300.0 aggregate original principal amount of the Notes due February 2034, which are included in the amounts above.

The Notes due February 2030 are convertible at the option of the holders into the Company’s Class A ordinary shares at an initial conversion rate of 3.1902 shares per $1,000 original principal amount (approximately $313.46 per share, a 40% premium to the reference share price of $223.90), and the Notes due February 2034 are convertible at an initial conversion rate of 3.0802 shares per $1,000 original principal amount (approximately $324.65 per share, a 45% premium to the reference share price of $223.90), in each case subject to customary anti-dilution adjustments. Upon conversion, the August 2026 Notes are settled in cash, shares or a combination of cash and shares, at the Company’s election. Until the final two months before maturity, the August 2026 Notes are convertible only upon the occurrence of specified conditions, including if the Company’s share price equals or exceeds 130% of the product of the applicable conversion price and the accretion ratio for a specified period during any calendar quarter commencing after the quarter ended September 30, 2026, following the issuance of a redemption notice by the Company, and in connection with certain corporate events, including a fundamental change. If a holder converts its notes in connection with a make-whole fundamental change, the conversion rate will be increased by an additional number of shares as determined pursuant to a table set forth in the indenture, up to a maximum of 4.4662 shares per $1,000 original principal amount.

The Company may redeem the Notes due February 2030 on or after February 21, 2028, and the Notes due February 2034 on or after August 21, 2028, in each case only if the share price exceeds 130% of the applicable conversion price (150% in the case of the Notes due February 2034 for redemption notices given between August 20, 2028 and August 21, 2029) for a specified period, at a redemption price equal to the accreted principal amount plus accrued and unpaid interest. Upon the occurrence of a fundamental change, holders may require the Company to repurchase their notes at a price equal to 100% of the accreted principal amount plus accrued and unpaid interest.

The August 2026 Notes were issued at par, with their principal amount accreting over time. The Notes due February 2030 accrete in stages to 110% of their original principal at maturity (i.e., $1,100 for every $1,000 issued), and the Notes due February 2034 accrete in stages to 125% of their original principal at maturity (i.e., $1,250 for every $1,000 issued). The accreted principal amount is payable only upon maturity or early redemption. The Notes due February 2030 and the Notes due February 2034 bear interest at 0.50% and 4.50%, respectively, payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2027, and mature on February 15, 2030 and February 15, 2034, respectively.

The net proceeds to the Company from the sale of the August 2026 Notes were $5,678.1 after deducting the initial purchasers’ discount of $71.9. Total debt issuance costs were $72.4 and will be amortized as interest expense over the term of the August 2026 Notes using the effective interest method, at effective interest rates of 3.57% for the Notes due February 2030 and 7.16% for the Notes due February 2034. Each series was issued under a separate indenture. The notes are senior unsecured obligations of the Company and rank pari passu with all of the Company’s other existing and future senior unsecured indebtedness. The Company concluded that the conversion and redemption features of the August 2026 Notes do not require bifurcation, consistent with its accounting for the March 2026 Notes.

For the period from August 24, 2026 through September 30, 2026, the Company recognized interest expense on the August 2026 Notes of $29.6, of which $12.7 related to contractual coupon interest and $16.9 related to the accretion of principal and the amortization of debt issuance costs, before capitalization of interest. Accrued coupon interest on the August 2026 Notes was $12.7 as of September 30, 2026.

Exchange of June 2025 convertible notes for Class A shares

In August 2026, concurrently with the pricing of the August 2026 Notes, the Group entered into privately negotiated exchange agreements with certain holders of the Notes due June 2029 and the Notes due June 2031 (the “Note Exchange”). Under the Note Exchange, holders exchanged $400.0 original principal amount of each series ($800.0 in aggregate, representing a non-cash financing activity) for 15,770,124 Class A shares, which were delivered out of treasury shares on August 24, 2026 and included shares delivered in settlement of $4.4 of accrued and unpaid interest. Following the Note Exchange, $87.5 original principal amount of each series ($175.0 in aggregate).

The Group accounted for the Note Exchange as an induced conversion in accordance with ASC 470-20, as amended by ASU 2024-04, which the Group adopted on January 1, 2026 on a prospective basis. As a result, the Group recognized induced conversion expense of $49.5 in the line item “Induced conversion expense” in the unaudited condensed consolidated statements of operations for the three and nine months ended September 30, 2026, which represents the fair value of the consideration issued in excess of the fair value of the securities issuable under the original conversion terms. The carrying amount of the exchanged notes, net of unamortized debt discount and issuance costs, together with the related accrued interest, was credited to equity, of which $245.8 was recorded in treasury shares and $635.2 in additional paid-in capital. Placement fees of $2.0 were recorded as a reduction of additional paid-in capital.

Convertible notes issued in March 2026

On March 20, 2026, the Group completed an offering, pursuant to Rule 144A under the Securities Act of 1933, as amended, of $4.34 billion aggregate original principal amount of senior unsecured convertible notes (the “March 2026 Notes”) to qualified institutional buyers, which are convertible in accordance with their terms. The March 2026 Notes were issued in two series:

●$2.59 billion 1.25% Convertible Senior Notes due 2031 (the “Notes due March 2031”), and
●$1.75 billion 2.625% Convertible Senior Notes due 2033 (the “Notes due March 2033”).

The Notes due March 2031 are convertible at the option of the holders into the Company’s Class A ordinary shares at an initial conversion rate of 5.4579 shares per $1,000 principal amount (approximately $183.22 per share), and the Notes due March 2033 are convertible at the option of the holders into the Company’s Class A ordinary shares at an initial conversion rate of 5.546 shares per $1,000 principal amount (approximately $180.31 per share), subject to customary anti-dilution adjustments. Upon conversion, the March 2026 Notes are settled in cash, shares or a combination of cash and shares, at the Company’s election. Prior to maturity, the March 2026 Notes are convertible only upon the occurrence of specified conditions, including:

●If the Company’s share price equals or exceeds 130% of the product of the applicable conversion price and the accretion ratio for a specified period;
●If the trading price of the relevant series of notes is less than 98% of the product of the share price and the conversion rate for a specified period;
●In connection with certain corporate events, including a fundamental change;
●During the two months preceding maturity; or
●Following the issuance of a redemption notice by the Company.

If a holder converts its notes in connection with a make-whole fundamental change (generally including certain change-of-control transactions, delisting events, or other specified corporate transactions), the conversion rate will be increased by an additional number of shares as determined pursuant to a table set forth in the indenture.

The Company may redeem the notes, in whole or in part, on or after March 20, 2029, in the case of the Notes due March 2031, and March 20, 2030, in the case of the Notes due March 2033, if the share price exceeds 130% of the applicable conversion price for a specified period, at a redemption price equal to 100% of the accreted principal amount plus accrued and unpaid interest. Upon the occurrence of a fundamental change, holders may require the Company to repurchase their notes at a price equal to 100% of the accreted principal amount plus accrued and unpaid interest.

The March 2026 Notes were issued at par, with their principal amount accreting over time as follows:

●The Notes due March 2031 accrete in stages over their term, reaching 120% of their original principal at maturity (i.e. $1,200 for every $1,000 issued), and
●The Notes due March 2033 accrete in stages over their term, reaching 120% of their original principal at maturity (i.e. $1,200 for every $1,000 issued).

The Company also granted the initial purchasers a 13-day over-allotment option (greenshoe) to purchase up to an additional $600.0 aggregate original principal amount of March 2026 Notes, including $337.5 of Notes due March 2031 and $262.5 of Notes due March 2033. The over-allotment option to purchase the Notes due March 2031 was fully exercised on March 20, 2026, resulting in a total original aggregate principal amount of approximately $4.34 billion. The over-allotment option for the Notes due March 2033 was not exercised.

The accreted principal amount is payable only upon maturity or early redemption. The Notes due March 2031 and Notes due March 2033 bear interest at 1.25% and 2.625%, respectively, payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2026.

The net proceeds to the Company from the sale of March 2026 Notes were $4,293.7. Debt issuance costs were $43.8 and will be amortized as interest expense over the term of the March 2026 Notes.

Each series of March 2026 Notes was issued under a separate indenture with U.S. Bank Trust Company, National Association, serving as trustee. They are senior unsecured obligations of the Company and rank pari passu with all of the Company’s other existing and future senior unsecured indebtedness. Holders of the notes have the right to require the Company to repurchase all or a portion of their notes upon the occurrence of a fundamental change, as defined in the indentures.

Convertible notes issued in September 2025 and June 2025

The Company had previously issued convertible notes in an aggregate original principal amount of $4.16 billion in June 2025 and September 2025, which accrete to an aggregate principal amount at maturity of $4.86 billion. The convertible notes issued in June 2025 were issued in two series (such series, the “Notes due June 2029” and the “Notes due June 2031”, respectively). The convertible notes issued in September 2025 were issued in two series (such series, the “Notes due September 2030” and the “Notes due September 2032”, respectively). The convertible notes issued in June 2025 and September 2025 are senior unsecured obligations of the Company, ranking pari passu with the Company's other existing and future senior unsecured indebtedness. Each series is issued under a separate indenture with U.S. Bank Trust Company, National Association, as trustee. Upon conversion, notes are settled in cash, shares or a combination of cash and shares, at the Company’s election. Each series accretes to a higher principal amount in stages up to maturity.

Prior to the applicable earliest optional redemption date, the notes are convertible only upon the occurrence of specified conditions, including: (i) the Company's share price equaling or exceeding 130% of the product of the applicable conversion price and the accretion ratio for a specified period; (ii) the trading price of the relevant series of notes being less than 98% of the product of the share price and the conversion rate for a specified period; (iii) certain corporate events, including a fundamental change; (iv) during the two months preceding maturity; or (v) following issuance of a redemption notice by the Company. Upon the occurrence of a fundamental change, holders may require the Company to repurchase their notes at 100% of the accreted principal amount plus accrued and unpaid interest.

Term Loan Facility

On July 10, 2026, Nebius Compute II, LLC, a Delaware limited liability company (the “US Borrower”), and Nebius Compute II Oy, a Finnish limited liability company (together, the “Borrowers”), each a wholly owned subsidiary of the Group, entered into a senior facility agreement (the “Term Loan Facility”) with various lenders and MUFG Bank, Ltd., as the administrative agent, which provides for a senior secured term loan of $773.3. The Term Loan Facility was entered into primarily to finance the buildout of the Group’s AI cloud platform.

Obligations under the Term Loan Facility are guaranteed by each Borrower and are secured, subject to certain exceptions, by substantially all of each Borrower’s assets, including cash and restricted cash of $154.4 and accounts receivable of $56.9 as of September 30, 2026, and by the shares of the Borrowers held indirectly by the Group. In addition, subject to certain exceptions, Nebius Group N.V. has provided (i) a non-recourse guaranty for specified “bad acts” of the Borrowers and (ii) a performance guarantee of certain obligations of select wholly owned subsidiaries of the Group.

The Term Loan Facility contains financial covenants that require the Borrowers to maintain a debt service coverage ratio of at least 1.15:1.00 and a minimum liquidity requirement, as well as other affirmative and negative covenants and customary events of default. As of September 30, 2026, the Borrowers were in compliance with these covenants.

The principal amount of the Term Loan Facility is required to be repaid in monthly installments, which began on August 15, 2026, with the final scheduled installment due on October 15, 2030 and a maturity date of October 31, 2030. The Borrowers may voluntarily prepay outstanding loans under the Term Loan Facility upon ten business days’ prior notice to the administrative agent without premium or penalty, other than customary breakage costs.

Interest on outstanding borrowings under the Term Loan Facility accrues at an interest rate per annum equal to one-month CME Term SOFR plus an applicable margin of 2.50%, and is payable monthly. In connection with the borrowing of the Term Loan Facility, the Group incurred approximately $16.6 of lender fees recorded as a debt discount. In addition, the Group incurred debt issuance costs of $3.9 in connection with the Term Loan Facility. The debt discount and debt issuance costs are presented as a direct deduction from the carrying amount of the Term Loan Facility and are being amortized to interest expense using the effective interest method over the term of the loan.

Under the Term Loan Facility, the US Borrower is required to enter into interest rate hedging agreements within 45 days of the closing date, and to maintain them thereafter, covering a notional amount of not less than 80% and not more than 100% of the projected outstanding principal of the loan until maturity. As of September 30, 2026, the US Borrower was in compliance with this requirement. Refer to Note 6—Fair Value Measurements for additional information on the interest rate swaps entered into in connection with the Term Loan Facility.

13.
13.	SHARE BASED COMPENSATION

Employee Equity Incentive Plan

The Group grants share-based awards under the Nebius Group N.V. Amended and Restated Equity Incentive Plan (the "Plan") (“Share-Based Awards”). The Plan provides for the issuance of Share-Based Awards (including options, restricted shares units (“RSUs”), performance share units (“PSUs”), share appreciation rights (“SARs”) and awards in respect of the Group’s business units and subsidiaries (“Business Unit Equity Awards”)) to employees, officers, advisors and consultants of the Group and members of the Board of the Company. Share-Based Awards granted under the Plan generally vest over a four-year period with four sixteenths (4/16) of such awards vesting on the last day of the 12th full calendar month following the date of grant, and an additional one sixteenth (1/16) of such awards vesting on the last day of each third full calendar month thereafter.

Certain options may be granted with exercise prices that are considered to be “deeply out of the money”. These awards are considered to have an implicit market condition, and the Group uses a Monte Carlo valuation model to estimate the fair value of the options as of the date of grant. The Monte Carlo valuation model uses multiple simulations to evaluate the probability of achieving various share price levels. For options that vest based on market conditions, the Group recognizes compensation cost over the requisite service period regardless of whether the market condition is ultimately satisfied.

Share-Based Compensation Expense

The following table summarizes information about recognized share-based compensation expenses for the three and nine months ended September 30, 2025 and 2026:

	Three months ended September 30,		Nine months ended September 30,
	2025	2026	2025	2026
RSUs	13.6	53.5	39.9	177.2
Share options	12.1	4.8	14.7	18.0
RSUs in respect of the Avride Group	—	—	1.2	—
Share options in respect of Avride Group	0.4	0.4	2.7	1.3
Total share-based compensation expenses	26.1	58.7	58.5	196.5

As of September 30, 2026, the Group had $702.8 of unamortized share-based compensation expenses related to all unvested awards in respect of the Company’s shares, which is expected to be recognized over a weighted average amortization period of 3.75 years.

The following table summarizes information about share options:

	Nine months ended September 30, 2026
		Weighted-Average
	Number of shares	Exercise Price
		per Share
Outstanding at the beginning of the period	7,316,882	89.20
Granted	113,201	77.91
Exercised	(689,594)	78.49
Forfeited	(5,156)	0.25
Outstanding at the end of the period	6,735,333	90.18

The Company estimates the fair value of share options using the Monte-Carlo and Black-Scholes-Merton (“BSM”) pricing model.

The following table summarizes information about RSUs:

	Nine months ended September 30, 2026
		Weighted-Average
	Number of shares	Grant date Fair
		Value per Share
Unvested at the beginning of the period	5,737,256	23.97
Granted	2,384,570	147.71
Vested	(2,067,219)	37.54
Forfeited	(554,017)	187.92
Expired	(7)	—
Cancelled	(7,105)	97.52
Unvested at the end of the period	5,493,478	55.94

Avride Employee Stock Incentive Plan

Avride B.V., a subsidiary of the Group (“Avride”), adopted the Avride 2021 Equity Incentive Plan (the “Avride Plan”) on February 11, 2021. RSUs awarded under the Avride Plan entitle the holder to receive a fixed number of depositary receipts representing Class A shares in Avride at no cost upon the satisfaction of certain time-based vesting criteria.

On February 27, 2025, the Company effected a corporate reorganization of the Avride group, pursuant to which Avride Holding Inc., a Delaware corporation and subsidiary of Nebius Group, became the intermediate holding company of the Avride group.

On March 6, 2025, the board of directors of Avride Holding Inc. authorized and approved the adoption of a new Avride Employee Stock Incentive Plan (the "Avride ESOP"), a participating subsidiary plan under the Company’s Amended and Restated Equity Incentive Plan. The Avride ESOP authorizes the grant of equity awards in respect of up to 7,926,674 shares of common stock of Avride Holding Inc.

The following table summarizes Avride’s awards activity for the Group:

	Share Options
	Nine months ended September 30, 2026
		Weighted-Average
	Number of shares	Exercise Price
		per Share
Outstanding at the beginning of the period	6,605,272	1.80
Granted	515,009	2.57
Exercised	(1,175,162)	0.61
Forfeited	(149,503)	0.78
Expired	(19,930)	1.80
Outstanding at the end of the period	5,775,686	2.14

	RSUs
	Nine months ended September 30, 2026
		Weighted-Average
	Number of shares	Grant date Fair
		Value per Share
Outstanding at the beginning of the period	15,794	14.50
Exercised	(15,794)	(14.50)
Outstanding at the end of the period	—	—

The Company estimates the fair value of Avride share options using BSM pricing model.

As of September 30, 2026, the unamortized share-based compensation expense related to Avride share options in the amount of $4.0 is expected to be recognized over a weighted average period of 3.92 years.

14.	SHAREHOLDERS’ EQUITY

The Company has three authorized classes of ordinary shares, Class A, Class B and Class C with €0.01, €0.10 and €0.09 par value, respectively. The principal features of the three classes of ordinary shares are as follows:

●	Class A shares, par value €0.01 per share, entitled to one vote per share. The Class A shares share ratably with the Class B shares, on a pari passu basis, in any dividends or other distributions.
●	Class B shares, par value €0.10 per share, entitled to ten votes per share. Class B shares may only be transferred to qualified holders. In order to sell a Class B share, it must be converted into a Class A share.
●	Class C shares, par value €0.09 per share, entitled to nine votes per share. The Class C shares are entitled to a fixed nominal amount in the event of a dividend or distribution limited to 1% of the nominal value of such Class C shares in any one financial year if any such shares were to be outstanding on the record date for a dividend declaration. The Class C shares are used for technical purposes related to the conversion of Class B shares into Class A shares. During the periods between conversion and cancellation, all Class C shares are held by the Nebius Group Conversion Foundation (Stichting Nebius Group Conversion). The Nebius Group Conversion Foundation was incorporated under the laws of the Netherlands in October 2008 for the sole purpose of facilitating the conversion of Class B shares into Class A shares. The Nebius Group Conversion Foundation is managed by a board of directors appointed by the Company.

The share capital as of each balance sheet date was as follows:

	December 31, 2025			September 30, 2026
	Shares	EUR	USD	Shares	EUR	USD
Authorized:	571,397,348			571,397,348
Class A ordinary shares	500,000,000			500,000,000
Class B ordinary shares	35,698,674			35,698,674
Class C ordinary shares	35,698,674			35,698,674
Issued and fully paid:	324,187,735	€6.4	$8.4	322,190,944	€6.2	$8.4
Class A ordinary shares	288,489,061	2.9	3.6	288,735,891	2.9	3.8
Class B ordinary shares	33,551,883	3.3	4.6	33,305,053	3.3	4.6
Class C ordinary shares	2,146,791	0.2	0.2	150,000	—	—

Conversion of Class B shares

During the three and nine months ended September 30, 2026, 150,000 and 246,830 Class B shares (par value €0.10), respectively, were converted into the same number of Class A shares (par value €0.01) on a one-for-one basis.

Pre-Funded Warrants

On March 11, 2026 the Company entered into a securities purchase agreement with NVIDIA to issue Pre-Funded Warrants to purchase 21,065,936 Class A ordinary shares (“Pre-Funded Warrant Shares”) for aggregate gross proceeds of $2,000. The Pre-Funded Warrants have an exercise price of $0.0001 per Class A ordinary share.

The Pre-Funded Warrants are exercisable any time after the date of issuance. The exercise price and the number of Pre-Funded Warrant Shares are subject to appropriate adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events. The Pre-Funded Warrants will not expire and are exercisable in cash or by means of a cashless exercise. A holder of the Pre-Funded Warrants may not exercise such Pre-Funded Warrants if the exercise would result in the holder acquiring beneficial ownership of Pre-Funded Warrant Shares with a value of or in excess of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (“HSR Act”) notification threshold, and no exemption to a filing notice and report form under the HSR Act is applicable. If the exercise of the Pre-Funded Warrants is restricted for such reason, the Pre-Funded Warrants will become exercisable upon the expiration or early termination of the applicable waiting periods or receipt of applicable approval. The Pre-Funded Warrants are equity classified in accordance with ASC 815 as they are indexed to the Group’s own ordinary shares and meet the requirements to be classified in equity. The Pre-Funded Warrants are considered outstanding shares in the basic and diluted earnings per share calculations for the periods presented ended September 30, 2026 given their nominal exercise price.

At-the-market equity program

In November 2025, the Company established an at-the-market (“ATM”) equity program pursuant to an equity distribution agreement providing for the sale of up to 25,000,000 Class A shares. The Company commenced sales under the program in May 2026.

During the three and nine months ended September 30, 2026, the Company sold 4,633,800 and 17,363,293 Class A shares, respectively, at weighted-average prices of $229.14 and $225.10 per share, respectively. Net proceeds, after deducting sales agents’ commissions and other offering costs, were $1,048.5 and $3,859.6 for the three- and nine-month periods, respectively. The shares were delivered from treasury shares. Of these net proceeds, $72.2 and $270.6 were applied against the cost of the treasury shares, and $976.3 and $3,589.0 were recognized in additional paid-in capital, respectively.

As of September 30, 2026, 7,636,707 Class A shares remained available for sale under the ATM program.

Exchange of convertible notes

In August 2026, the Company delivered 15,770,124 Class A shares out of treasury shares, at a cost of $245.8, in exchange for $800.0 original principal amount of the Notes due June 2029 and the Notes due June 2031 (Note 12). Additional paid-in capital increased by $635.2 as a result of this transaction.

Cancellation of Class C shares

On August 26, 2026, the Company’s Annual General Meeting approved the cancellation of 2,243,621 Class C shares (par value €0.09), which had been transferred by Stichting Nebius Group Conversion (the “Foundation”) to the Company for no consideration. The cancellation is recognized as of the date of the Annual General Meeting and was settled on October 2, 2026. The cancellation did not affect the number of shares outstanding or total shareholders’ equity, as the Class C shares are not outstanding and their nominal value is included in additional paid-in capital.

Accumulated Other Comprehensive Loss

Changes in each component of “Accumulated other comprehensive loss,” net of tax, for the nine months ended September 30, 2025 and 2026 were as follows:

	Foreign Currency Translation Adjustments	Cash Flow Hedges	Accumulated Other Comprehensive Loss
Balance as of December 31, 2024	(22.1)	—	(22.1)
Other comprehensive income (loss) before reclassifications, net of tax	21.6	—	21.6
Reclassifications, net of tax	(0.8)	—	(0.8)
Balance as of September 30, 2025	(1.3)	—	(1.3)
Balance as of December 31, 2025	(0.1)	—	(0.1)
Other comprehensive income (loss) before reclassifications, net of tax	(14.7)	8.0	(6.7)
Reclassifications, net of tax	—	0.3	0.3
Balance as of September 30, 2026	(14.8)	8.3	(6.5)

15.	INFORMATION ABOUT SEGMENTS & GEOGRAPHIC AREAS

The Group’s chief operating decision maker (the “CODM”) is the management committee, consisting of the Group’s Chief Executive Officer and Chief Operating Officer. The Group has determined its operating segments based on how the CODM manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Group’s CODM evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation and amortization, adjusted for other non-recurring items (“Adjusted EBITDA”).

The Group updated its reportable segments in 2025 following the completion of the Toloka investment transaction (Note 3) to reflect the revised operational structure of its retained businesses. As a result, the previously reported Toloka operating segment has been reclassified as discontinued operations. This change has been applied retrospectively to all periods presented.

The Group’s reportable segments generate revenue from the following services:

●	The Nebius AI cloud business offers a comprehensive and integrated suite of AI cloud solutions, designed to support the entire AI lifecycle – from building and deploying AI models to managing large-scale AI applications. This segment includes the operations of the Group’s proprietary data center in Finland, leased data center facilities and greenfield data centers under development.
●	Avride is a developer of autonomous driving technology for self-driving vehicles and delivery robots; and
●	TripleTen is a leading edtech platform focused on re-skilling individuals for careers in technology.

Operating segments of the Group may integrate products managed by other operating segments into their services, for which they pay compensation. Such compensation represents intersegment transactions, which are included in revenues of the reportable segments presented below. The measure of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources are presented below. Each segment’s assets are not reviewed by the CODM, while capital expenditures are evaluated for cash flow management.

The table below presents Revenue, Adjusted EBITDA / (loss), and expense information about the Group’s operating segments:

	Three months ended September 30,		Nine months ended September 30,
	2025	2026	2025	2026
Revenues:
Nebius AI cloud(1)	131.1	973.8	266.2	1,938.4
Avride	0.2	1.3	0.6	3.2
TripleTen	16.2	9.0	39.0	30.6
Total segment revenues	147.5	984.1	305.8	1,972.2
Eliminations	(1.4)	(3.3)	(3.7)	(10.1)
Total revenues	146.1	980.8	302.1	1,962.1
Adjusted EBITDA / (loss):
Nebius AI cloud	25.1	518.2	7.2	977.9
Avride	(20.8)	(45.5)	(55.0)	(119.7)
TripleTen	(9.5)	(6.9)	(32.1)	(26.7)
Total segment adjusted EBITDA / (loss)	(5.2)	465.8	(79.9)	831.5
Significant segment expenses:
Nebius AI cloud:
Employee compensation expenses	(49.5)	(135.1)	(132.6)	(357.4)
Other costs and expenses	(56.5)	(320.5)	(126.4)	(603.1)
Total Nebius AI cloud costs and expenses	(106.0)	(455.6)	(259.0)	(960.5)
Avride:
Employee compensation expenses	(13.4)	(24.1)	(38.0)	(67.1)
Other costs and expenses	(7.6)	(22.7)	(17.6)	(55.8)
Total Avride costs and expenses	(21.0)	(46.8)	(55.6)	(122.9)
TripleTen:
Employee compensation expenses	(16.8)	(7.7)	(27.0)	(26.8)
Other costs and expenses	(28.6)	(8.2)	(44.1)	(30.5)
Total TripleTen costs and expenses	(45.4)	(15.9)	(71.1)	(57.3)
(1) Nebius AI cloud revenue includes revenue from strategic partnerships of $325.1 and $409.1 for the three and nine months ended September 30, 2026, respectively.

Employee compensation expenses include both the costs of employees directly involved in activities of reporting segments, and allocated personnel expenses related to corporate back-office operations; expenses of other corporate functions primarily benefit the Nebius AI cloud reporting segment as the Group’s core business and are allocated to that segment. Other costs and expenses of all reporting segments include marketing and advertising activities, as well as allocated office utilities costs. In addition, Nebius’s other costs and expenses include costs of operation and co-location of data center facilities and electricity, utility and maintenance costs in data centers.

Beginning with the second quarter of 2026, the Group no longer presents corporate functions expenses as a separate significant segment expense category, as such expenses are not regularly provided to the CODM as a separate category; these expenses are included within other costs and expenses of the Nebius AI cloud segment. Prior period amounts have been conformed to the current presentation.

The reconciliation between net income / (loss) and adjusted EBITDA / (loss) was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2026	2025	2026
Net income / (loss)	(119.6)	(37.5)	351.3	393.3
Less: net income from discontinued operations	—	—	(72.7)	—
Net income / (loss) from continuing operations	(119.6)	(37.5)	278.6	393.3
Depreciation and amortization	99.0	354.7	223.3	826.4
Share-based compensation expense	26.0	58.7	58.1	196.5
Acquisition and other corporate transaction-related costs	—	2.0	0.4	62.1
Interest income	(6.2)	(30.2)	(18.3)	(68.5)
Interest expense	14.7	112.5	19.5	295.3
Loss / (income) from equity method investments	7.5	2.8	13.7	(2.3)
Gain from revaluation of investments in equity securities	—	—	(597.4)	(780.6)
Other income, net	(26.3)	(21.5)	(59.2)	(122.9)
Induced conversion expense	—	49.5	—	49.5
Income tax expense	(0.3)	(25.2)	1.4	(17.3)
Total segment adjusted EBITDA / (loss)	(5.2)	465.8	(79.9)	831.5

The Group’s long-lived assets are allocated based on the country of incorporation of the subsidiary with the title of ownership. The following table presents long-lived assets by geographic area, which includes property and equipment, net, and operating lease assets:

	December 31,	September 30,
	2025	2026
Long-lived assets:
United States	2,994.0	12,794.1
The Netherlands	2,558.8	5,527.8
Finland	253.6	1,547.2
Israel	281.7	880.9
Rest of the world	403.7	726.2
Total long-lived assets	6,491.8	21,476.2
16.

16.	SUBSEQUENT EVENTS

Acquisition of Inferize

On October 1, 2026, the Group acquired a 100% ownership interest in Inferize Ltd., an inference optimization company whose technology shortens the time needed to launch and scale large AI models, to strengthen the production inference capabilities of Nebius Token Factory. The Group is in the process of determining the fair value of the consideration transferred and of the assets acquired and liabilities assumed, and accordingly the disclosures required by ASC 805 regarding the initial accounting for the business combination have not been completed as of the date these unaudited condensed consolidated financial statements were issued.

Senior secured financing facility with Citi

On October 22, 2026, the Group entered into a senior secured facility agreement with Citi in an aggregate principal amount of $3.5 billion (the “Citi Facility”). The Citi Facility has a maturity of 364 days and initially bears interest at Term SOFR plus 2.75% per annum, increasing up to a maximum of 3.50% per annum, and subject to other adjustments. The Group intends to use the proceeds for data center development and GPU procurement, as well as for general corporate purposes.